AR/S
12/31/01

E·FUNDS℠

2001 Annual Report


co-op
NETWORK
WESCOM
co-op
NETWORK
ATM
ACCESSCASH



Single Solutions
Combined Advantages

Our Business

eFunds provides electronic transaction processing, ATM outsourcing and decision support and risk management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies. We also offer business process outsourcing services to complement our payments business. Our services enable our clients to reduce their transaction and infrastructure costs, detect potential fraud and enhance their relationships with their customers. For more information, visit www.efunds.com.

Table of Contents

Dear Shareholders:

I am pleased to report that eFunds' first full year as an independent company was one of significant growth and tremendous achievement.

The Year Just Ended

Total revenue in 2001 grew 23 percent to nearly $514 million and diluted earnings per share grew to $0.79, a significant increase from last year.

Growing a successful company over the long term entails more than just revenue and earnings generation, of course. The year 2001 saw eFunds make major changes that both enhanced our productivity and reduced our costs. For example, our entire India operation of five centers and nearly 2,000 employees is now fully operational, with Six Sigma process management guidelines implemented at our business process outsourcing and call centers. During the year, we consolidated nine separate data centers into just two major centers in Wisconsin and Arizona.

The Company also continued to practice what we preach, as we outsourced certain functions that could clearly be done more effectively by others and transferred a number of formerly U.S.-based work functions to our own Indian operations. Thanks to the fine efforts of our people throughout the world, we continued to control our costs while growing the top line.



Gus Blanchard
Chairman and Chief Executive Officer

Of equal importance, these outstanding achievements were accomplished without disruption to our customers. We received several service-quality awards this year, including the "Availability Award" from the International Tandem User's Group (ITUG) and the "Processor Service Quality Performance Award" from Visa, which recognizes eFunds as one of their top-performing processors. Superior quality *and* effective cost management remain at the heart of the eFunds value proposition. By all key measures, 2001 was a very successful year for us.

2001 was also a year in which eFunds amply demonstrated our ability to adjust rapidly to changing market conditions, as well as to the unforeseen national tragedy on September 11th. Like other companies, we entered 2001 with a well-developed business plan and clear objectives. Although our largest electronic funds transfer (EFT) customer – the STAR network – had recently been purchased, we fully expected to retain, and even expand, the STAR processing business. A group of new DebitBureau® products was working its way through our product management pipeline and we foresaw significant new opportunities from these offerings. Our India-based capabilities, which include business process outsourcing (BPO) and call centers, were drawing increasing interest from a growing number of existing and new customers. And our largest customer in this area – our former parent, Deluxe Corporation – was forecasting demand for software development and BPO services at the same levels we realized in 2000.

But in business, as in life, reality has a way of catching up with your plans. The STAR network's new owner, Concord EFS, notified us in late summer that it would be taking the processing for STAR in-house when our contract expires in 2002. Expected major commitments

By all key measures, 2001 was a very

Financial Highlights

(in thousands, except per share amounts) Year Ended December 31,	**2001**	2000	% Change
Net revenue	**$513,637**	$417,894	23%
Operating income	**56,077**	9,876	468%
Net income	**$ 37,292**	$ 4,638	704%
Per Share Information			
Earnings per share – basic	**$ 0.81**	$ 0.11	636%
Earnings per share – diluted	**$ 0.79**	$ 0.11	618%
Weighted average shares outstanding	**45,985**	42,788	
Weighted average shares and potential dilutive shares outstanding	**47,445**	42,867	
Financial Position			
Working capital	**$118,632**	$ 72,054	65%
Total assets	**$441,304**	$388,587	14%
Total stockholders' equity	**$337,206**	$287,320	17%

for BPO offerings became, instead, smaller pilots that might later become full-scale engagements. The horrible events of September 11th caused the postponement of visits to our India facilities by a number of prospective BPO customers. Even Deluxe – while it remains our largest continuing customer – significantly cut back on its planned purchases of professional services. Late in the year, it also became clear that the deepening economic recession was slowing the decision-making process in many financial services companies as they turned inward to focus on their own profit pressures.

Yet, in the face of these challenges, the resilience and adaptability of our people and the diversity of our product and service offerings came through with flying colors. For example, STAR's new owner, recognizing the superiority of our Connex™ EFT software platform, licensed our software as the underpinnings of what will become the largest EFT network in the world. This development produced the largest EFT software sale in our Company's history. This sale also carries the opportunity to provide significant professional services support for the migration of the STAR network.

Visa USA also elected to license our EFT software, resulting in the second largest such sale on record. We completed the acquisition of Access Cash International in early October and immediately set out to increase the revenues and profits we derive from our ATM business. This effort included the announcement of our plan to acquire more companies of this type as we seek to create the largest system of off-premise ATMs in North America.

In short, we were able to generate substantial new revenues that largely offset the shortfalls from our original expectations. At the same time, we managed our expenses and product mix at levels that enabled us to achieve significant increases in earnings per share and revenue growth.

successful year for us.


Revenue
(in millions)
$417.9
$513.6
2000
2001


Diluted Earnings Per Share
(in dollars)
$0.11
$0.79
2000
2001

For all Americans and all American companies, 2001 was an unforgettable year. eFunds is no exception. For us, it was a year in which we combined thoughtful vision and hard-nosed pragmatism to produce outstanding results. In only our first full year of operation as an independent company, we seized upon the individual strengths and products that are the bedrock of eFunds and combined them into comprehensive solutions for our customers. I firmly believe that the extraordinary dedication of our people and the strength of eFunds' customer-solutions capabilities offer us bright prospects for continued growth in the years to come.

The Year Ahead

We entered 2002 with a high percentage of recurring revenue, which provides a strong foundation for continued growth. We expect approximately $450 million of our targeted 2002 revenues to be generated by the flow through and normal growth from existing 2001 contracts. These important relationships, coupled with our unique business model and broad portfolio of products, services and technology offerings, give us an important foundation upon which to grow our revenues and profits. We see our growth in 2002 coming from three broad categories of opportunities.

First, we will seek to expand our existing customer relationships across more of our product lines. For example, growing fraud associated with personal bank accounts, as well as the new challenges to our banking system created by the terrorist threat, are creating new demand for our risk management offerings. We are enriching our DebitBureau® database with new information and diagnostic capabilities every day. Also, we can now offer our transaction processing customers the opportunity to expand their ATM locations by branding all or part of our Access Cash network.

We entered 2002 with a **high percentage of recurring revenue**, which provides


Operating Margin
(% of revenue)
10.9%
2.4%
2000
2001


Net Income
(in millions)
$37.3
$4.6
2000
2001

These are typical examples of how we will create additional revenues from existing customers through new and expanded product offerings.

Second, we will introduce new products and obtain new customers who have not previously used our services. We have BPO proposals in front of a number of new prospective financial services companies and retail accounts. Our recently introduced ATM branding initiative is being given serious consideration by several large potential clients.

Finally, we also expect to see a jump in both revenues and profitability coming from the expansion of our ATM management business. In late January we announced an acquisition that increased the number of ATMs we manage to 11,000 and we expect similar acquisitions will follow during the year. We remain alert to additional strategic expansion opportunities. And, with our strong balance sheet, we can move quickly if the right opportunity arises.

In summary, after coming through a challenging 2001 in strong financial and operating condition, we are optimistic about the future of eFunds. We operate in high-growth, highly competitive markets around the world. And while no company is assured of a challenge-free path to the future, I believe eFunds has the products, customers and, most importantly, the people we need to give us every opportunity to prosper and grow in 2002 and beyond. All of us appreciate your interest and support.

Sincerely,

J.A. Blanchard III
Chairman and Chief Executive Officer

a strong foundation for continued growth.

Revenue Breakdown by Product Group

(% of revenue)



41.7%
33.0%
25.3%
45.4%
27.6%
27.0%
2000
2001
Electronic Payments
Decision Support and Risk Management
Professional Services

eFunds at a Glance



Electronic Payments

Electronic Payments, which represented 45 percent of 2001 revenue, provides processing solutions for any type of debit transaction. Products and services in this category include:

> ATM and point of sale (POS) driving, switching, gateway, authorization and settlement services that enable debit electronic payments to take place by connecting the consumer's access point (ATM or POS device) to the global banking system and ensuring the funds are ultimately transferred from the consumer's bank to the merchant or owner of the ATM. Depending on the level of service required, eFunds can play a role in the transaction cycle at any point of the process.

> ATM management services for merchants and small financial institutions, including site deployment, servicing, terminal monitoring and cash replenishment. With 11,000 ATMs under management, eFunds is now the largest non-bank ATM management company in North America.

> Electronic Benefits Transfer Programs using eFunds' electronic payments system to manage, support and control the electronic distribution of cash benefits to participants in state and local government assistance programs. This service is primarily used for the Food Stamps and Transitional Aid to Needy Families programs and to provide Medicaid eligibility verification.

> Special automated account verification processing services.

In total, eFunds processed more than eight billion debit transactions of all kinds during 2001, and the Company's software was used to handle more than 13 billion additional debit transactions around the world.



Decision Support & Risk Management

Twenty-eight percent of eFunds' 2001 revenue was generated by the Company's suite of DebitBureau® based products and services. These enable financial institutions and retailers to prevent payment fraud, validate identities, model and predict payment behavior, and make payment acceptance and account opening decisions.

Shift in Payment Mix Toward Debit Cards


(transactions in billions)
Credit Cards
Debit Cards
19.8
24.7
30.6
8.3
17.0
27.0
2000
2005E
2010E
2000
2005E
2010E

(source: Nilson Report, December 2000)

Using the power of our industry-leading DebitBureau® database, with its nearly three billion records, the Company has long maintained a number-one position in both the screening of new bank account openings (ChexSystems℠) and the authorization of checks at the point of sale (SCAN℠).

eFunds is now running a limited number of programs that are expected to lead to a broader introduction of eCheck. This service converts a paper check into an electronic debit payment at the point of sale, in addition to verifying the check against SCAN OnLine℠ risk parameters. This service will enable consumers to continue writing checks, if they so desire, while also reducing the costs, time and risks associated with handling paper checks for merchants and banks.

eFunds has developed additional diagnostic and predictive capabilities that will enable our customers to grow their own revenues by broadening and deepening their relationships with their customers. Following the events of September 11th, eFunds broadened its emphasis on helping financial institutions protect themselves from fraudulent activities by terrorists in the U.S. Only eFunds can link these premier risk and decisioning tools to its own capabilities in electronic payment and business process outsourcing to create unique high-value solutions for its customers.



Professional Services

eFunds' capabilities in this area accounted for 27 percent of 2001 revenue. Included in this category are:

> Industry-leading transaction processing software and support services that drive three of the largest debit networks in the U.S., as well as numerous other large networks in 23 countries around the world.

> Business process outsourcing, including back-office operations, as well as call center-based customer support, provided from multiple centers in India, staffed by more than 1,500 highly trained and motivated employees.

> Extensive IT development expertise to assist in the integration and customization of eFunds' solutions with the existing legacy systems of its customers.

All of these professional services can be combined with other eFunds' offerings in electronic payments and decision support.

U.S. Losses from Bad Checks and Debit Fraud


(in billions)
$16
$30
2000
2004E

(source: Tower Group)

Worldwide Business Process Outsourcing Spending*


(in billions)
$40.7
$123.2
1999
2004E

(source: Gartner Group Inc., 2000)
*Finance, payment services and SMC processes

The Evolution of eFunds

The products and services offered by eFunds have a rich heritage of **providing support to financial institutions, retailers and government agencies** that stretches back more than 30 years. For example, our ChexSystems℠ service, which is used by financial institutions to screen candidates for new checking and debit accounts, was introduced in 1971, and is now a suite of products and services offered by eFunds to support important risk, as well as customer-relationship decisions. Similarly, Deluxe acquired our electronic payment business in 1986, when we had already been providing debit electronic payments – transaction processing and related software – for more than a decade. Today, eFunds' **transaction processing operations** win numerous awards for quality of service, while the Company's **transaction processing software** drives a number of the world's largest debit networks. eFunds' India-based business process outsourcing (BPO) resources – including call centers, shared services and applications development – now supports a growing number of important corporate customers with almost 2,000 highly trained and motivated employees. Only **eFunds can combine these elements** of transaction processing, risk management, decision support and outsourcing services into major business solutions for customers. **This is the eFunds advantage.**

1970s

The ChexSystems℠ service is created. This database of checking accounts which have been closed-for-cause is used by financial institutions to make risk-management decisions about new customers and prevent fraudulent account openings. Today, more than 88,000 financial institution locations have access to this valuable database. (Core ChexSystems℠ was purchased by Deluxe in 1984.)

The electronic payment systems business is launched with the advent of the magnetic strip card. Since then, eFunds' original transaction processing system has been upgraded and enhanced to become one of the most respected electronic funds transfer (EFT) systems in the world. The quality, reliability and value of eFunds' CONNEX™ EFT software is strongly endorsed by the fact that three of the largest debit networks in the U.S. rely on it to drive their networks. For those who prefer to outsource their EFT processing, eFunds delivers award-winning service and value through its comprehensive suite of capabilities. (Core electronic payment systems was purchased by Deluxe in 1986.)

1980s

The Shared Check Authorization Network (SCAN℠) is introduced to help retailers protect themselves against fraudulent or returned checks delivered by consumers at the point of sale. SCAN℠ members report returned check activity to the database, creating the most widely accessed source of information on account misuse. More than 77,000 retail locations, including those operated by 13 of the 20 largest retailers in the U.S., contribute to and benefit from SCAN℠. (SCAN℠ check verification service was purchased by Deluxe in 1990.)

The government services group is established to assist government agencies in providing cash and food stamp benefits electronically. Using eFunds' EFT software as a base, the eFunds' EBT system was developed. We rolled out the first state in 1993. Today, eFunds provides EBT services and program management expertise to 28 states and several counties in California as a prime- or sub-contractor.

1990s

Electronic check conversion company is launched, enabling retailers to convert paper checks into an automated clearing house (ACH) payment at the point of sale. (This company was purchased by Deluxe in 1999.)

Deluxe Corporation forms a joint venture (JV) with one of India's largest professional services companies to deliver applications development and software support to Deluxe's financial services customers. Deluxe bought out its JV partner in early 1999, and the entire division – which has now moved beyond software consulting to providing business process outsourcing and call center services – was incorporated into eFunds as it spun out of Deluxe in 2000. Drawing upon India's abundant supply of highly educated talent, eFunds now provides both stand-alone services – call centers, accounting operations and order entry back office support, and specific software applications – and full-service solutions that link these offerings with the Company's electronic payments and decision support solutions.

The DebitBureau® database is formed by combining information received from ChexSystems℠ and SCAN℠ with other demographic data. This database is the most comprehensive source of debit data available and includes more than three billion records, growing at a rate of 1.7 million records a day.

2000s

The new eFunds is formed. Deluxe combines all of its transaction processing, risk management/decision support and professional services resources into our organization. We complete our initial public offering on the Nasdaq National Market in June of 2000. Deluxe distributes all its remaining shares of eFunds to its shareholders in late December 2000, thus completing the separation and full independence of eFunds.

eFunds makes a major move into the world of ATM management services, as it completes the acquisition of Access Cash International, which had approximately 8,500 ATMs under management. The Company announces a strategy to continue acquiring similar independent ATM providers, developing a national network of ATMs and introducing enhanced new services, such as ATM branding for its key financial services customers.

The following are illustrative examples of how eFunds is working with customers to offer its suite of services in decision support, transaction processing and business process management as comprehensive solutions.



Customer Retention

Solving business needs

eFunds has established a reputation in the financial services industry as a trusted partner and a quality provider of decision-support tools.

During 2002, eFunds is introducing a new method of partnering with banks to help them solve their business needs. With a greater focus on customer retention, increased fee income, reduced risk and increased customer service, eFunds' new Account Management Solutions initiative involves working with banks to develop creative new ways to help them better serve their customers.

Account Management **Solution**

By combining a bank's existing customer databases with information contained in our DebitBureau® database, a financial institution can gain a broader view of its customers' behavior outside of the bank. eFunds will then develop an analytical model that incorporates a bank's customers' current banking behavior with demographic data and prior debit history. This model will make predictions on the likely future behavior of a bank's customers, which enables eFunds to recommend appropriate customer service initiatives. These suggestions can include customer retention programs, such as customer service campaigns or cross-selling programs, to encourage the use of new bank products.

While a bank may see great value in implementing these recommendations, it may not have the resources in-house to do so. eFunds can then bundle its professional services offerings, which include business process outsourcing, call centers or back-office support, for a combined solution. Operating from the Company's two state-of-the-art call centers in India, the team can make outbound calls to bank customers to offer them the additional services and take inbound customer service calls on the bank's behalf. As a result, a bank can increase its customer-retention rates and generate additional revenue from its existing customer base.

This is just one of the ways eFunds is combining its risk management and decision support products with professional services to provide banks and other financial institutions Account Management Solutions that can help them better serve their customers.



Data Analysis

Diverse product offerings

eFunds' check authorization network (SCAN[SM]) helps large national retailers manage risk associated with check acceptance at the point of sale while reducing their payment management costs.

Large national retailers have been using eFunds' shared check authorization network (SCAN℠) for many years. Our SCAN℠ service allows members to share a consumer's check-writing history with other retailers, helping to minimize the check-acceptance risk for all of the merchants on the network. When customers write checks at the point of sale, retailers run the check against the SCAN℠ database to assess the risk of accepting it as payment. Today, with more than 77,000 retail locations reporting returned-check activity to the

Payment Management **Solution**

database, SCAN℠ is the most widely accessed and reliable source of information on account misuse. If participating retailers' customers have a history of writing bad checks, retailers are notified immediately and may choose to not accept this customer's payment by check. Using SCAN OnLine,℠ retailers can also set their own risk parameters to screen for unusual activity, such as large transactions or a sudden increase in the number of transactions from one customer, adding to the sophistication of the screening process.

When checks are accepted as payment, retailers must then take the paper checks to the bank for processing and may have to wait up to a week for payment. In place of depositing the paper check, eFunds is now running a limited number of programs that are expected to lead to a broader introduction of eCheck. This service converts a paper check into an electronic debit payment at the point of sale, in addition to verifying the check against SCAN OnLine℠ risk parameters.

In this way, eFunds can offer retail customers value-added services by drawing upon its diverse product offerings to help them reduce their payment management costs, reduce associated fraud and risk, and increase the speed at which they receive payment.

Retailers benefit not only from eFunds' considerable experience in electronic transaction processing and its expertise in data analysis, but can decide to outsource their back-office operations to eFunds, as well. eFunds becomes an important part of the retailer's cash management and cost containment strategy. These value-added services allow retailers to focus on their core business rather than on the complexities of managing back-office operations, and result in recurring cost savings that have a direct impact on the bottom line.


ATM
ACCESSCASH
Triton

Nationwide Reach

Branding opportunities

eFunds helps regional payment networks, processors and financial institutions expand their reach through use of its 11,000 ATM machines.

Large regional payments networks, processors or financial institutions have rapidly expanding customer bases, but may have only small networks of ATM machines. These machines may already be using eFunds' EFT processing capabilities to drive transactions, enabling customers to receive cash while recording the debit transactions on behalf of the financial institution.

ATM Management Solution

As part of its ATM management and deployment initiative, eFunds can now deliver new opportunities to support the growth objectives of customers who are seeking to meet consumer demand for more convenient access to cash and other transactions at little or no cost. eFunds can help regional payments networks, processors or financial institutions solve this issue by offering use of its 11,000 off-premise ATM machines. Institutions can include their branding on eFunds' ATM machines, allowing their customers to use these machines without incurring the normal surcharge fee. These ATM machines are the same ones seen in convenience stores, gas stations and other retail locations.

Regional payments networks, processors or financial institutions can then provide their customers with nationwide access to ATM machines, without having to build their own network. eFunds also offers an ATM management service to retailers. With this approach, the retailer can own the machines located within their stores and receive a share of the ATM surcharge revenue, in addition to increased foot traffic. eFunds can manage the machines, keeping them running and stocked with cash, and process the transactions they generate. eFunds receives management fees for these services, as well as greater transaction volumes at its data centers.

By combining its world-class electronic payment system with its ATM management program, eFunds offers a convenient solution to regional payment networks, processors, financial institutions and retailers.

Quick Financial Facts

Net Revenue

(in millions)


$229.1
$267.5
$302.3
$417.9
$513.6
1997
1998
1999
2000
2001

Operating Income (Loss)

(in millions)


$1.3
$(26.6)
$(1.1)
$9.9
$56.1
1997
1998
1999
2000
2001

Net Income (Loss)

(in millions)


$(34.1)
$(14.6)
$(8.2)
$4.6
$37.3
1997
1998
1999
2000
2001

Diluted Earnings (Loss) Per Share

(in dollars)


$(0.85)
$(0.36)
$(0.21)
$0.11
$0.79
1997
1998
1999
2000
2001

Total Assets

(in millions)


$187.8
$186.3
$289.9
$388.6
$441.3
1997
1998
1999
2000
2001

Total Stockholders' Equity

(in millions)


$87.7
$89.8
$199.1
$287.3
$337.2
1997
1998
1999
2000
2001

Selected Financial Data

The following selected financial data should be read together with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected statement of operations data shown below for each of the years in the four-year period ended December 31, 2001, and the selected balance sheet data as of December 31, 2001, 2000, 1999 and 1998, are derived from eFunds' audited consolidated financial statements.

The selected statement of operations data shown on the following page for the year ended December 31, 1997, and the selected balance sheet data as of December 31, 1997, are derived from eFunds' unaudited consolidated financial statements. In the opinion of eFunds' management, all adjustments necessary for a fair presentation of these financial statements are included. Other than the adjustments relating to contract losses, restructuring charges and legal proceedings discussed in notes 5, 6 and 12, respectively, to the eFunds consolidated financial statements, the adjustments consist only of normal recurring items.

On February 19, 1999, we acquired all of the outstanding shares of an electronic check conversion company. On April 13, 1999, we acquired the remaining 50% ownership interest in an Indian joint venture that we had previously created with HCL Corporation of India (HCL). In March 2000, we acquired an approximate 24% ownership interest in Access Cash International, L.L.C. (ACI) a provider of automated teller machine (ATM) services. In October 2001 we acquired the remaining 76% interest in ACI. Each of these acquired companies is included in our payment systems and services segment. Prior to its acquisition, each of these companies was recorded in our financial statements under the equity method of accounting. The acquisitions have been accounted for under the purchase method of accounting and, as a result, our consolidated financial statements include the total results of these businesses subsequent to their acquisition dates. On June 30, 2000, we completed an initial public offering of 5.5 million shares.

Selected Financial Data

(in thousands, except per share data) Year Ended December 31,	2001	2000	1999	1998	1997
Statement of Operations Data:					
Net revenue	$513,637	$417,894	$302,340	$267,520	$229,065
Cost of revenue excluding loss contract and asset impairment charges (credits)	309,389	252,262	185,590	171,359	143,966
Loss contract and asset impairment charges (credits)	(2,500)	9,700	8,700	40,949	2,470
Total cost of revenue	306,889	261,962	194,290	212,308	146,436
Gross margin	206,748	155,932	108,050	55,212	82,629
Selling, general and administrative expense	150,671	146,056	109,138	81,823	71,940
Asset impairment charges	—	—	—	—	9,361
Total operating expenses	150,671	146,056	109,138	81,823	81,301
Income (loss) from operations	56,077	9,876	(1,088)	(26,611)	1,328
Other income (expense)					
Legal proceedings	—	—	2,094	4,157	(40,050)
Equity in loss of investee	(1,097)	(500)	(1,114)	(1,759)	(665)
Interest expense	(670)	(3,897)	(2,595)	(1,024)	(825)
Interest and other income (expense)	1,938	2,803	63	2,077	(253)
Income (loss) before income taxes	56,248	8,282	(2,640)	(23,160)	(40,465)
Benefit (provision) for income taxes	(18,956)	(3,644)	(5,586)	8,569	6,397
Net income (loss)	$ 37,292	$ 4,638	$ (8,226)	$ (14,591)	$ (34,068)
Net income (loss) per share – basic	$ 0.81	$ 0.11	$ (0.21)	$ (0.36)	$ (0.85)
Net income (loss) per share – diluted	$ 0.79	$ 0.11	$ (0.21)	$ (0.36)	$ (0.85)
Shares used in computing:					
Net income (loss) per share – basic	45,985	42,788	40,000	40,000	40,000
Net income (loss) per share – diluted	47,445	42,867	40,000	40,000	40,000

(in thousands) December 31,	2001	2000	1999	1998	1997
Balance Sheet Data:					
Cash and cash equivalents	$101,871	$ 78,731	$ 35,849	$ 16,055	$ 23,843
Working capital	118,632	72,054	25,607	1,869	39,686
Total assets	441,304	388,587	289,929	186,335	187,810
Long-term debt, excluding current portion	2,529	2,244	3,597	4,029	4,571
Total stockholders' equity	337,206	287,320	199,105	89,803	87,690

Management's Discussion and Analysis
of Financial Condition and Results of Operations

You should read the following discussion together with "Selected Financial Data" and our consolidated financial statements and the notes to those financial statements included in this annual report. In addition to historical and pro forma information, this discussion contains forward-looking information that involves risks and uncertainties. Our actual future results could differ materially from those presently anticipated due to a variety of factors. Some of these factors are discussed in Exhibit 99.1 to our Annual Report on Form 10-K. This Exhibit is on file with the Securities and Exchange Commission.

Overview – Our Company was incorporated in Delaware in December 1984 and historically operated our transaction processing and government services businesses under the names Deluxe Electronic Payment Systems, Inc. and Deluxe Government Services. Prior to our initial public offering (the "IPO") in June 2000, we were a wholly owned subsidiary of Deluxe Corporation, a Minnesota corporation ("Deluxe"). Deluxe is the largest check printer in the world. The shares of Deluxe are publicly traded on the New York Stock Exchange under the symbol "DLX."

In April 1999, we began the process of combining four of Deluxe's other former operating units into an integrated electronic payments and risk management business. The operations combined were DebitBureau®, Chex Systems, Inc., Deposit Payment Protection Services, Inc. and an electronic check conversion company that Deluxe acquired in February 1999. In September 1999, we changed the name of our Company to eFunds Corporation. In January 2000, we decided to combine Deluxe's professional services business, eFunds IT Solutions Group, Inc. and eFunds International India Private Limited, with our electronic payments and risk management businesses. In June 2000, we sold 5,500,000 shares of our common stock to the public at a price of $13.00 per share. After the IPO, Deluxe continued to own about 87.9% of the outstanding shares of our common stock. In December 2000, Deluxe distributed all of the shares of our common stock owned by it to its shareholders through a tax-free spin-off (the "Spin-Off") in which each of its shareholders received approximately .5514 of a share of our common stock for each Deluxe share owned by them. Following the Spin-Off, Deluxe ceased to own any shares of our common stock.

In March 2000, we paid cash of $20.0 million for an approximate 24% interest in Access Cash International, L.L.C. ("ACI"), a limited liability company that provides automated teller machines ("ATM") services. ACI was the second largest independent provider of ATM services in the United States. In September 2000, we entered into an ATM deployment and management agreement with ACI under which we received fees paid by customers utilizing ATMs deployed by us and interchange fees from their banks. ACI managed this network of ATMs in exchange for a management fee determined by reference to the number of ATMs under management. Effective October 1, 2001, we acquired (the "Acquisition") the remaining approximately 76% of the equity interests in ACI for approximately $44.6 million, of which approximately $40.3 million was paid in cash on the closing date of the Acquisition. Payment of the $4.3 million balance of the purchase price is subject to the satisfaction of certain post-closing conditions. We entered into the ATM deployment and management agreement and ultimately acquired ACI as part of our strategy to increase our transaction processing revenues through the acquisition and control of ATM transactions at the point of origination. The terms of the ATM deployment and management agreement and our acquisition of ACI were determined by negotiation of the parties. At the time of the Acquisition, ACI managed a network of approximately 8,500 ATMs throughout the U.S. and Canada.

ACI had been operating at a loss in periods prior to the Acquisition. A major objective of the Acquisition was to improve its financial performance in 2002 and beyond. We expect improvement in the ACI business to come from four major sources: (i) reduced operating costs through the integration of sales, marketing, operations and facilities, (ii) the elimination of processing fees for more than 6,000 of ACI's ATMs that were being paid by ACI to third party processors by migrating the processing of all of ACI's transactions to our data centers, (iii) the redeployment of under-performing or idle ATMs and (iv) higher branding revenues from existing and new branding customers. We currently expect that the Acquisition will be accretive in 2002.

We provide transaction processing and ATM outsourcing services, decision support and risk management products as well as information technology consulting and business process management services to financial institutions, retailers, electronic funds transfer networks, e-commerce providers and government agencies. We also offer business process outsourcing services to complement our payments business. Our payment system and services segment offers all of our products and services to all of our customers other than government agencies. Our government services segment provides online electronic transfer of benefits (EBT) under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services. We operate primarily in the United States, although our payment systems and services segment has international operations.

We had previously announced our intention to exit the government services business when our then-current contractual commitments expired in 2006. We have revised this position and now intend to pursue contracts for this business without regard to their expiration date. We also intend to continue to take steps to further improve the profitability of this business.

Our consolidated financial statements for periods prior to and including the December 29, 2000 Spin-Off date have been prepared using the historical results of operations and historical bases of the assets and liabilities of the Deluxe businesses that comprise our Company. The consolidated financial statements for such periods also include allocations to us of certain liabilities and expenses, including: profit sharing and other employee benefits; information technology services; facility costs; and other Deluxe administrative services costs. The expense allocations have been determined on bases that both Deluxe and we considered to be a reasonable reflection of the utilization of the services provided to us or the benefit received by us. The expense allocation methods are based on number of employees, transaction processing costs, square footage and relative sales.

The financial information presented in this report may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for all the periods presented, nor is it indicative of our future financial position, results of operations or cash flows.

Overview of Consolidated Statements of Operations

Net Revenues – Our net revenues generally consist of transaction processing and service fees, decision support fees, software licensing, maintenance and support fees, government service fees, and information technology consulting and business process management services fees.

Cost of Revenue – Cost of revenue consists primarily of salaries and benefits, depreciation and maintenance of equipment and facilities and amortization of software used to operate our data centers. Expenses are recognized when incurred, with the exception of installation costs. Installation costs are capitalized and recognized ratably over the life of the contract, which approximates the revenue recognition.

Expenses – Selling, general and administration expenses consist of salaries and benefits, consulting fees, facilities and equipment costs, recruiting and training, travel expenses, corporate administrative charges, depreciation and amortization and all other corporate costs.

Interest expense represents the cost of funds for working capital and other purposes and reflects Deluxe's internal cost of funds to the extent Deluxe provided such funding. Interest expense also includes interest costs associated with capital leases and borrowings against our line of credit. Interest income primarily consists of interest earned on short-term investments such as commercial paper.

Loss Contract and Other Charges – We experienced significant losses in our government services business beginning in 1997 and continuing into 2000. In 1997, we recorded a $40.0 million charge related to a judgment entered against us in an action brought by Mellon Bank in connection with a potential bid to provide electronic benefit transfer services to a state coalition. In 1998, $4.2 million of this reserve was reversed due to the denial of Mellon's motion for prejudgment interest. In 1999, after we paid the judgment of $32.2 million to Mellon Bank, we reversed $2.1 million of the reserve through a credit to legal proceedings expense.

In 1998, we concluded that net revenues from many of our government services contracts would be lower than anticipated because the number of recipients had declined as a result of welfare reform and a strong economy. In addition, we concluded that we had underestimated the costs required to support our services when bidding for some of these contracts. The primary sources of these additional costs were a need to install a greater number of point-of-sale terminals, higher than expected transaction volumes per recipient and higher support costs. Because we could not recover these costs, we wrote-off $26.3 million of assets used in the government services business and accrued $14.7 million for future losses on these contracts. Subsequent to the 1998 charges, additional state systems began operations while a continuing strong economy led to further reductions in the number of welfare cases. In addition, Citibank notified us that it would not renew an exclusive switching contract we had with it. As a result, we recorded additional charges in 1999 totaling $8.7 million, primarily for additional expected future contract losses.

We increased our provision for expected future losses on long-term contracts by approximately $12.2 million in the second quarter of 2000 to reflect the signing in April 2000 of a definitive contract with Citibank for a coalition of states for which Citibank serves as the prime contractor and we serve as a subcontractor. Prior to executing this agreement with Citibank, we were providing services for this coalition without a binding subcontract. Although we believe that we did not have a legal obligation to provide services to this coalition before signing our agreement with Citibank, the states included in this coalition did not have alternative means of delivering benefits under their entitlement programs. As a result, we believed we could not terminate the provision of services during our contract negotiations with Citibank because any unilateral decision to do so would have subjected us to a substantial risk of litigation by the coalition states as well as potential claims by Citibank. At the same time, our negotiations with Citibank had to be conducted within the basic framework of our bid to Citibank and its bid to the coalition states. The execution of the agreement allowed us to avoid the possibility that our future losses could be larger if Citibank were ultimately to prevail on its assertions regarding the appropriate pricing and other terms applicable to our services. Offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals resulting from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses.

In 2001, we continued to reduce the cost of conducting our government services business and we further reduced our contract loss reserve by $3.8 million. This was offset by an addition to the reserve of $1.3 million for a state where we had previously underestimated the direct costs of providing service as we were still in process of completing installation work and had not yet begun full operations. These two items resulted in a net credit of $2.5 million that is reflected in our statement of operations as a reduction to cost of sales.

Deluxe has agreed to indemnify us for future losses arising from any litigation based on the conduct of our government services business prior to our IPO and from future losses on identified loss contracts in excess of our $29.2 million loss contract reserve as of April 30, 2000, which amount includes the $12.2 million charge discussed above. The indemnification obligation does not apply to losses contemplated by the existing reserves or to any contract that was not in a loss position as of April 30, 2000. The maximum amount of litigation and contract losses for which Deluxe will indemnify us is $14.6 million. Any indemnification payments received from Deluxe will be recorded as a reduction of expense when the additional losses, if any, are recognized. Through December 31, 2001, no such indemnification payments have been required.

The significant charges recorded in 2001, 2000, and 1999 on a pretax basis are as follows:

(dollars in thousands) Year Ended December 31,	**2001**	2000	1999
Legal proceedings reversals	**$ —**	$ —	$(2,094)
Asset impairment charges	**—**	—	492
Loss contract charges (credits), net	**(2,500)**	9,700	8,208
Restructuring charges (reversals)	**3,200**	555	(2,399)
Total	**$ 700**	$10,255	$ 4,207

These charges are reflected in the statements of operations for 2001, 2000 and 1999 as follows:

(dollars in thousands) Year Ended December 31,	**2001**	2000	1999
Cost of sales	**$(2,500)**	$ 9,700	$ 8,700
Selling, general and administrative expenses	**3,200**	555	(2,399)
Other income (expense)	**—**	—	(2,094)
Total	**$ 700**	$10,255	$ 4,207

For more information about these charges, refer to Notes 5, 6 and 12 to our consolidated financial statements.

Critical Accounting Policies and Estimates – Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, intangible assets, accrued contract losses, bad debts, income taxes and stock based compensation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. Our net revenues generally consist of transaction processing and service fees, decision support fees, software licensing, maintenance and support fees, government service fees, and information technology consulting and business process management services fees. Our revenue recognition policies for these various fees are as follows:

> Transaction processing and service fees are recognized in the period that the service is performed. These services consist of processing our customers' electronic debit transactions through electronic funds transfer networks and settling the funds with the financial institutions involved in the transactions. Additionally, these services include monitoring ATMs and point-of-sale devices to alert our customers when potential problems occur. These fees are charged on a per transaction basis, depending on the contractual arrangement with the customer. We also receive fees paid by consumers utilizing ATM machines owned or managed by us and interchange fees paid by their banks. Government services fees are recognized in the period services are provided based on monthly fees per benefits recipient.

> Decision support fees are recognized as revenue in the period the services are provided. Decision support services consist of new account applicant and check verification screenings to manage the risk associated with account openings and check acceptance. Decision support fees are based on the number of inquiries against the databases used for screening purposes or monthly fees based on the aggregate dollar value of checks authorized by the retailer or other similar measures, depending on the product and service.

> Software license fees for standard software products are recognized when a license agreement has been signed, the license fee is fixed and determinable, collectibility of the license fee is probable, delivery has occurred and there are no uncertainties surrounding product acceptance. If a software license contains customer acceptance criteria for which significant uncertainties exist, the software revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period. Certain software products include multiple modules and the license fee charged to the customer is based on the modules licensed. If a customer contract requires we deliver multiple elements, the fees are allocated to the various elements based upon vendor-specific objective evidence of fair value.

> The Company also provides information technology consulting and business process management services. Recognition of revenue from providing such services is generally recognized under two methods, depending on contractual terms. Under the time and materials method, which is relevant to most of our professional services contracts, revenue is based on a fee per hour basis and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project. If the information technology consulting services involve the significant customization of software that has been licensed from the Company, the license fee is also recognized proportionately to the percentage completion of the project.

> Software maintenance and support revenue is recognized ratably over the term of the contract, and/or as the services are provided.

The process involved in evaluating the appropriateness of revenue recognition involves judgments about vendor-specific objective evidence of fair value, collectibility of license fees, and projections of costs to complete projects for our customers.

Our intangible assets consist primarily of goodwill, capitalized software costs and customer contract costs. We capitalize the cost of software developed or obtained for internal use once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and that the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of costs ceases when the project is substantially complete and the software is ready for its intended use.

We capitalize the cost of software developed for licensing and resale once technological feasibility has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when we have completed all planning, designing, coding and testing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general release to customers. Such costs are amortized on a product-by-product basis over no longer than five years. Software developed for resale is carried at the lesser of amortized cost or net realizable value.

The process of evaluating goodwill and other intangible assets including capitalized software costs and customer contract costs for impairment involves judgments about market conditions and economic indicators, estimates of future cash flows and assumptions about our strategic plans with regard to our operations. To the extent additional information arises or our strategies change, it is possible that our conclusions regarding the carrying value of our intangible assets could change and materially affect our financial position or results of operations.

We maintain a reserve for expected future losses on certain electronic benefit transfer contracts. Our estimates of such losses are based on a variety of assumptions including assumptions about future welfare case levels, number of transactions per case and costs related to processing transactions and support services. These assumptions are subject to significant uncertainties and may differ substantially from our estimates. In the event such differences arise, a revision to the loss contract reserve would be required. Any such revision could have a material effect on our financial position or results of operations.

We maintain an allowance for doubtful accounts for estimated losses resulting from our customers failing to make required payments. If the financial condition of our customers were to deteriorate, thereby impairing their ability to make payments, additional allowances may be required.

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. Although we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we will be able to realize our deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period any such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period any such determination was made.

We consider the undistributed earnings of our foreign subsidiaries to be permanently invested and, accordingly, we have not provided for U.S. Federal, state income or applicable foreign withholding taxes on those amounts. Upon any distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and applicable withholding taxes payable to the foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with such a hypothetical calculation.

As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, we continue to account for our employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. No compensation cost has been recognized for fixed stock options issued under our option programs. We disclosed pro forma net income (loss) and net income (loss) per share as if the fair value method of SFAS No. 123 had been used. Had we elected to utilize SFAS No. 123 to account for our stock-based compensation, our reported net income (loss) would have been $30.5 million, $1.8 million and $(10.6) million for the years ended December 31, 2001, 2000 and 1999, respectively. Our earnings (loss) per diluted share would have been $0.64, $0.04 and $(0.27) for the years ended December 31, 2001, 2000 and 1999, respectively. See Note 8 to our consolidated financial statements for a full discussion of our stock based compensation plans.

Recent Events

Acquisition of Hanco Systems – On January 31, 2002, we purchased substantially all of the U.S. ATM-related assets of Hanco Systems, Inc., an independent ATM deployment and management company ("Hanco"). We paid approximately $11.4 million in cash, plus an additional amount for outstanding accounts receivable of Hanco and the assumption of certain of its liabilities. Hanco managed a network of approximately 2,500 ATMs in 30 states. We are actively pursuing the acquisition of the ATM portfolios of other independent ATM deployment and management companies.

Transactions with STAR – In 2001, Concord EFS acquired the STAR debit network, formerly our largest transaction processing customer, and notified us that it intended to terminate STAR's processing agreement with us and perform the processing for this network at its own data centers. As part of the transition of this activity, Concord EFS licensed our EFT software and contracted for the long-term maintenance thereof and for professional services to assist in the migration effort. The license to Concord EFS represented our largest software licensing transaction to date. The transition of the processing for the STAR network to Concord EFS is currently scheduled to be completed by the fourth quarter of 2002. Concord EFS will pay us fixed monthly fees for the transaction processing we will perform for the STAR network during the transition period and we expect to see the revenues from our relationship with STAR decline substantially from historical levels in future periods. Including software license and maintenance fees and fees for processing transactions for STAR, Concord EFS accounted for approximately $56.2 million of net revenues during the year ended December 31, 2001, or approximately 10.9% of our total net revenues in that year. We do not expect that the fees we received from Concord EFS in 2001 will recur at comparable levels in future periods and we currently estimate that the total net revenues we will recognize from our relationship with Concord EFS in 2002 will approximate $25 million. Approximately 40% of this amount is expected to be recognized in the first quarter of 2002 and substantially all of the remaining balance is expected to occur ratably in the second and third quarters.

Restatement of Consolidated Financial Statements – In March 2000, we paid cash of $20.0 million for an approximately 24% interest in Access Cash International L.L.C., a limited liability company that provides automated teller machine (ATM) management services. In September 2000, we entered into an ATM deployment and management agreement with ACI under which we received fees paid by customers utilizing ATMs deployed by us and interchange fees from their banks. ACI managed this network of ATMs in exchange for a management fee determined by reference to the number of ATMs deployed. We and ACI entered into an agreement, dated June 29, 2001 (Amendment Agreement), to amend the ATM deployment and management agreement whereby ACI agreed to assign its revenue from equipment sales and maintenance during the second quarter of 2001 to us in order to settle various disputes that had arisen regarding ACI's performance under the ATM deployment and management agreement.

The Amendment Agreement also amended the ATM deployment and management agreement so that, commencing in July 2001, we assumed the obligation for future ATM equipment sales and related maintenance and agreed to pay ACI a fixed monthly fee of $0.7 million to support these activities. We retained the right to cancel this feature of the Amendment Agreement if the equipment sales and maintenance revenues did not exceed $0.6 million per month. The Amendment Agreement also provided that we would pay ACI an additional $0.25 million per month under the ATM deployment and management agreement to provide further incentives to ACI to support our sales efforts and to defray the cost to ACI of doing so. The Amendment Agreement also extended the minimum term of the ATM deployment and management agreement through March 31, 2002.

We and the then majority owner of ACI also entered into an agreement, dated July 2, 2001 (Letter Agreement), acknowledging our mutual desire to pursue a transaction by which we would acquire the remaining 76% of ACI. The Letter Agreement required us to pay $150,000 to the other owners of ACI if we had not acquired the remaining equity interests in ACI by July 31, 2001, with additional payments becoming due if we had not acquired the remaining equity interests in ACI by subsequent milestone dates through March 31, 2002. In addition, the Letter Agreement required us to pay the other owners of ACI $200,000 in exchange for their agreement not to pursue other potential purchasers of their equity interests in ACI.

In February 2002, in response to questions raised by a former ACI employee regarding the accounting for the Amendment Agreement, we conducted a review of the Amendment Agreement and the Letter Agreement. Based on the review, we concluded that these two agreements are inter-dependent and in substance are one agreement that became effective in July 2001, and that the various elements of the two agreements cannot be economically separated so as to support accounting for each element independently. As a result, the payments among ACI, us and the owner of the remaining equity interests in ACI should have been accounted for as advances and repayments with the net amount being an increase or decrease to the purchase price for our acquisition of the remaining equity interests in ACI, rather than as revenues and expenses. Previously, we had recorded revenue of $2.1 million in the three months ended June 30, 2001, based on ACI's assignment in the Amendment Agreement of its equipment sales in the second quarter of 2001 to us to settle disputes related to an existing ATM deployment and management agreement, and we had also previously recorded in the three months ended September 30, 2001, revenues of $2.4 million for payments received from ACI and $3.2 million in costs of revenue for payments made in accordance with the two agreements. In March 2002, we restated our consolidated financial statements included in our second and third quarter reports on Form 10-Q to account for the transactions resulting from these two agreements as discussed above and to record the appropriate related adjustments to the provision for income taxes and our equity in the earnings of ACI.

Webtel Investment – In December 2001, we entered into a subscription agreement to acquire a 15% interest in Webtel Pty. Ltd., an Australian corporation (Webtel). Pursuant to the subscription agreement, we invested $2.5 million (AUD) in Webtel in 2001 and have committed to invest an additional $1.5 million (AUD) in Webtel upon the satisfaction of certain conditions specified in such agreement.

SEC Inquiry – On March 8, 2002, we received a letter from a Staff Accountant at the Central Regional Office of the Securities and Exchange Commission (the "SEC") stating that the SEC is conducting an inquiry of us and requesting our voluntary assistance in connection with the provision of certain documents relating to our 2001 financial results and certain transactions between us and ACI, among other things. The letter from the SEC states that the inquiry is non-public and that it should not be construed as an indication that the SEC believes any violation of law has occurred. We intend to cooperate fully with the SEC in resolving this matter. We may, however, be the subject of additional inquiries or become subject to a fine or other liabilities.

Results of Operations

The following table presents, for the periods indicated, the relative composition of net revenues and selected statements of operations data as a percentage of net revenues:

Year Ended December 31,	**2001**	2000	1999
Net revenue			
Payment systems and services	**91.3%**	89.4%	84.0%
Government services	**8.7**	10.6	16.0
Total net revenues	**100.0**	100.0	100.0
Cost of revenue			
Payment systems and services	**54.9**	53.2	48.6
Government services			
Cost of revenue excluding loss contract and asset impairment charges (credits)	**5.3**	7.2	12.8
Loss contract and asset impairment charges (credits)	**(0.5)**	2.3	2.9
Total cost of revenue	**59.7**	62.7	64.3
Gross margin	**40.3**	37.3	35.7
Selling, general and administrative expense	**29.4**	34.9	36.1
Income (loss) from operations	**10.9**	2.4	(0.4)
Other income (expense)			
Legal proceedings	**—**	—	0.7
Equity in loss of investee	**(0.2)**	(0.1)	(0.3)
Interest expense	**(0.1)**	(0.9)	(0.9)
Interest and other income (expense)	**0.4**	0.6	(0.0)
Income (loss) before income taxes	**11.0**	2.0	(0.9)
Provision for income taxes	**(3.7)**	(0.9)	(1.8)
Net income (loss)	**7.3%**	1.1%	(2.7)%

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Net Revenue – Net revenue increased $95.7 million, or 22.9%, to $513.6 million in 2001 from $417.9 million in 2000.

Payment Systems and Services – Net revenue increased $95.1 million, or 25.5%, to $468.7 million in 2001 from $373.6 million in 2000. A variety of factors contributed to the increase in revenue. Total revenue from ACI, including pre-acquisition revenue from the ATM deployment and management agreement, vault cash agreement and processing agreement in effect prior to our acquisition of ACI and from the ownership of ACI after our acquisition, increased by $49.7 million to $72.4 million in 2001 from approximately $22.7 million in 2000. This increase resulted from a full year of our relationship with ACI in 2001 compared with only four months of such relationship in 2000.

Revenue derived from software licensing and software maintenance and support generated revenue of $64.9 million in 2001, an increase of approximately $31 million from 2000. This increase resulted primarily from the licensing of our electronic funds transfer (EFT) software to Concord EFS and Visa USA. We do not expect that software transactions of this magnitude are likely to be repeated in the foreseeable future.

Our call center in Mumbai, India completed its first full year of operations in 2001 and generated revenue of approximately $16.5 million. This call center commenced operations in mid-December 2000 and generated less than $0.5 million of revenue in 2000. Also contributing to the increase in this segment's revenue in 2001 were increased sales of products and services based on our DebitBureau® database as well as increased usage of our debit account opening products.

These increases were offset to some extent by a decrease in revenue from our check authorization business of $3.1 million resulting from customer losses, bankruptcies and pricing concessions associated with the execution of longer term contracts, lower revenue of $3.2 million from our collections business and a decrease in revenue earned from Deluxe. Deluxe has been, and is expected to continue to be, one of our most significant customers.

Total sales to Deluxe were $47.6 million, $59.3 million and $9.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. Although no longer related parties, we continue to maintain a business relationship with Deluxe. Sales to Deluxe for the year ended December 31, 2001 include fees related to services provided pursuant to a five-year software development and business process outsourcing agreement executed during 2000. If Deluxe fails to spend a minimum of $43 million for software development services under this agreement in any year, it will be obligated to make payments to us based on a schedule in the contract that is reflective of an estimate of our lost profits. For the year ended December 31, 2001, Deluxe's spending attributable to this component of this agreement was $41.1 million, which did not meet the minimum-spending target and, accordingly, additional fees of $0.3 million were accrued. This agreement also calls for us to provide business process management services, including accounts receivable, accounts payable and other general accounting and data entry services to Deluxe. Deluxe's annual minimum spending target for business process management services ranges from $8.1 million in 2000 to $4.2 million in 2004. Revenue from Deluxe for business process outsourcing services was $6.2 million for the year ended December 31, 2001. Although Deluxe has indicated to us that it expects to purchase software development services from us in 2002 at approximately the $43 million level contemplated by our outsourcing agreement with it, further efforts at expense reductions by Deluxe could cause the revenues we receive from Deluxe to continue to decline. The loss of Deluxe as a customer or a continuing material reduction in the amount of services it orders from us would materially adversely affect our future results of operations and financial condition. The provision of services by us under the software development and business process outsourcing agreement is non-exclusive, and Deluxe may contract with any third party for the provision of professional services.

Government Services – Net revenue increased $0.6 million, or 1.3%, to $44.9 million in 2001 from $44.3 million in 2000. The increase in revenue for 2001 compared to 2000 was primarily due to increased revenues from Medicaid eligibility verification services coupled with an increase in the number of cases processed. This increase was partially offset by the expiration of an electronic benefit-switching contract with Citibank in the third quarter of 2000. Although we continue to pursue EBT contracts where we can obtain them on a profitable basis, we expect to see a decline in the revenues of the government services segment in 2002 if our Medicaid eligibility verification contract with the state of New York expires. This contract provided us $11.9 million of revenue in 2001 and was originally scheduled to expire at the end of October 2001. New York has extended this agreement through October 2002. It is possible that we may receive further extensions, but we are unable to predict whether we in fact will receive any such extensions. No other EBT contracts are scheduled to expire until the fourth quarter of 2002 (at which time a contract that generated $1.8 million of revenue in 2001 is scheduled to expire), although all of our government services contracts are terminable by the contracting governmental entity at any time. We have recently been informed that we have been awarded the prime EBT contracts for the States of Alabama and Missouri. The contract with Alabama will commence in June 2002 and we believe the Missouri agreement will commence in January 2003. When fully operational, these relationships are expected to generate an aggregate of approximately $4.5 million in annual incremental revenues over the amounts we received from these states in 2001 by reason of our subcontract with Citibank.

Cost of Revenue – Cost of revenue increased $44.9 million, or 17.1%, to $306.9 million in 2001 from $262.0 million in 2000. As a percentage of net revenue, cost of revenue was 59.7% in 2001, compared to 62.7% in 2000. Excluding a net credit of $2.5 million and a net charge of $9.7 million to our reserve for future losses on certain government EBT contracts taken in 2001 and 2000, respectively, cost of revenue, as a percentage of net revenue, was 60.2% and 60.4% in 2001 and 2000, respectively.

Payment Systems and Services – Cost of revenue increased $59.7 million, or 26.8%, to $282.1 million in 2001 from $222.4 million in 2000. As a percentage of payment systems and services net revenue, cost of revenue increased to 60.2% in 2001 as compared to 59.5% in 2000. Total cost of revenue related to ACI from the ATM deployment and management agreement, vault cash agreement and processing agreement in effect prior to our October acquisition of ACI, and from our ownership of ACI after this acquisition, increased by approximately $45.2 million to $66.4 million in 2001 from approximately $21.2 million in 2000. This increase resulted from a full year of our relationship with ACI in 2001 compared with only 4 months of such relationship in 2000. Costs associated with the new call center in Mumbai, India of approximately $9.5 million also contributed to the increase in cost of revenue over last year. Telecommunication costs increased approximately $4.3 million due to the cost of improved data links with our Indian operations and our need to expand our infrastructure in certain areas as a result of our separation from Deluxe. Additionally, cost of revenue in the payment systems and services segment has increased as a result of costs associated with the introduction of newer products and services. Software and data license revenues of $64.9 million in 2001 did not contribute significantly to cost of revenue.

Government Services – Cost of revenue decreased $14.8 million, or 37.4%, to $24.8 million in 2001 from $39.6 million in 2000. As a percentage of government services net revenue, cost of revenue decreased to 55.3% in 2001 as compared to 89.3% in 2000. Excluding a net credit of $2.5 million and a net charge of $9.7 million to our reserve for future losses on certain government EBT contracts taken in 2001 and 2000, respectively, cost of revenue was $27.3 million in 2001 and $29.9 million in 2000. Excluding these special items, cost of revenue as a percentage of net revenue was 60.9% in 2001 and 67.4% in 2000. The decrease in cost of revenue, exclusive of the credits and charges incurred in 2001 and 2000, of $2.6 million relates to a reduction in direct costs resulting from expiration of an electronic benefit switching contract in the third quarter of 2000, a decrease in rental expense associated with the expiration of a lease for certain equipment and a reduction in maintenance costs.

Gross Margin – Gross margin increased $50.8 million, or 32.6%, to $206.7 million during 2001 from $155.9 million in 2000. As a percentage of net revenue, gross margin increased to 40.3% during 2001 as compared to 37.3% in 2000. Excluding net loss contract credits of $2.5 million in 2001 and charges of $9.7 million recorded in 2000, gross margin as a percentage of net revenue was 39.8% in 2001 and 39.6% in 2000. Factors causing gross margin to increase in 2001 include an additional $31 million in software and data license revenues in 2001, as these revenues carry high gross margins and the new call center in Mumbai that also made a contribution to gross margin. Cost savings in the government services business also contributed to increased gross margins. These factors were offset somewhat by losses attributable to our relationship with ACI throughout the entire year of 2001, as opposed to only four months in 2000. In addition, the introduction of new products and services that have not yet generated sufficient revenue to contribute positively to gross margin and the underutilization of personnel allocated to our software development and business process outsourcing agreement with Deluxe also contributed to the decrease in gross margin.

Selling, General and Administrative (SG&A) Expenses – SG&A expenses increased $4.6 million, or 3.1%, to $150.7 million during 2001 from $146.1 million in 2000. In 2001 we incurred a $3.2 million charge related to the closure of our operations in Bothell, Washington. In 2000, we incurred charges of $6.1 million related to our separation from Deluxe. Excluding these charges, SG&A expenses increased $7.5 million, or 5.4%, to $147.5 million during 2001 from $140.0 million in 2000. The increase in SG&A expense over last year is primarily related to our growth. Depreciation and amortization expense included in SG&A increased $5.8 million in 2001 reflecting the high level of capital spending in 2000 and to a lesser degree, 2001. In addition, the acquisition of ACI in October 2001 contributed $2.1 million to SG&A expenses. Increased hosting costs associated with our DebitBureau® database and costs to support the demands associated with becoming a public company offset reduced promotion and advertising expenses, costs savings in the government services business related to personnel costs and the absence of allocated costs from Deluxe. Excluding the $3.2 million incurred for the closure of the Bothell operations in 2001 and the $6.1 million incurred in 2000 for costs related to our separation from Deluxe, SG&A expense as a percentage of net revenue decreased to 28.7% in 2001 from 33.5% in 2000.

Other Income (Expense) – Other income (expense) was $0.2 million during 2001 compared to $(1.6) million for 2000, or a decrease in expense of $1.8 million. This decrease in other expense was the result of lower interest cost associated with our India line of credit that was fully repaid at March 31, 2001, lower interest costs associated with reductions in the principal amount of capital leases and lower interest costs associated with the absence of intercompany borrowings from Deluxe. Our intercompany balance with Deluxe was settled at the Spin-Off. These savings were partially offset by costs associated with the disposal of certain computer equipment and the write-off of certain leasehold improvements when we moved our corporate headquarters in the fourth quarter of 2001. The equity in loss of investee represents our 24% share of losses incurred by ACI prior to our acquisition of the remaining 76% of this company in October 2001. The increase in our share of the loss in 2001 relates to increased inventory obsolescence and bad debt charges taken by ACI in 2001.

Provision for Income Taxes – The provision for income taxes was $19.0 million in 2001 compared to $3.6 million in 2000 resulting in effective tax rates of 33.7% and 44.0%, respectively. The decrease in the effective tax rate in 2001 from 2000 was partially the result of recognizing the income tax benefit of certain federal net operating losses. The income tax benefit of these losses was not previously recognized. In addition, our Indian software development and business process management operations contributed to the decrease in our effective tax rate as they qualify for tax incentives associated with such businesses that operate within designated geographic locations. Such incentives generally provide us with exemptions from Indian tax on certain business income generated from these operations and phase out through March 2009. The effect of such tax incentives was to reduce income tax expense by approximately $5.1 million in 2001 and $1.9 million in 2000.

Year Ended December 31, 2000, Compared to Year Ended December 31, 1999

Net Revenue – Net revenue increased $115.6 million, or 38.2%, to $417.9 million in 2000 from $302.3 million in 1999. On a full year pro forma basis assuming our April 1999 acquisition of the remaining 50% interest in our joint venture with HCL occurred on January 1, 1999, net revenue increased $111.2 million, or 36.3%, to $417.9 million in 2000 from $306.7 million in 1999.

Payment Systems and Services – Net revenue increased $119.5 million, or 47.0%, to $373.6 million in 2000 from $254.1 million in 1999. Net revenue was not recorded for our joint venture with HCL in the first quarter of 1999 because the equity method of accounting was used prior to our acquisition of the remaining 50% interest in this entity in April 1999. On a pro forma basis taking into account this acquisition as if it had occurred on January 1, 1999, payment systems and services net revenue increased $115.2 million, or 44.6%, to $373.6 million in 2000 from $258.4 million in 1999.

Two new agreements contributed significantly to the increase in our revenues in 2000. Our software development and outsourcing agreement with Deluxe contributed $59.3 million in revenue during the year ended December 31, 2000. Revenue for similar services provided to Deluxe in 1999 amounted to $9.8 million. In addition, our September 2000 ATM deployment and management agreement with ACI, in which we then owned a 24% interest, contributed approximately $19.9 million in incremental revenue and when coupled with our existing vault cash and processing agreements, resulted in total revenue of $22.7 million.

Our collection service offerings contributed significantly to our revenue growth by generating incremental revenue of $14 million over 1999. Increases in transaction processing and account inquiry verification volumes of 8% and 16.8%, respectively, in 2000 over 1999, also contributed to our increase in revenue, although the revenue increases related to increased transaction processing volumes were offset, to some extent, by lower fees for new customers and customers renewing their agreements. The increase in revenue related to account verification inquiry volumes was further enhanced by price increases. Total net revenue from Deluxe was $59.3 million, or 14.2% of our total net revenues in 2000 and $9.8 million, or 3.2% of our total net revenues for 1999.

Government Services – Net revenues decreased $4.0 million, or 8.2%, to $44.3 million during 2000 from $48.3 million in 1999. The decrease was primarily due to the expiration of an electronic benefit transfer contract in the second quarter of 2000 partially offset by increased revenues from Medicaid eligibility verification services performed for the State of New York.

Cost of Revenue – Cost of revenue increased $67.7 million, or 34.8%, to $262.0 million in 2000 from $194.3 million in 1999. As a percentage of net revenue, cost of revenue was 62.7% in 2000, compared to 64.3% in 1999. Excluding net charges of $9.7 million and $8.7 million for loss contract and asset impairment charges in the government services business taken in 2000 and 1999, respectively, cost of revenue, as a percentage of net revenue was 60.4% and 61.4% in 2000 and 1999, respectively. On a full year pro forma basis assuming our April 1999 acquisition of the remaining 50% interest in our Indian joint venture with HCL occurred on January 1, 1999, and excluding loss contract and asset impairment charges, cost of revenue as a percentage of net revenue was 60.4% and 61.4% in 2000 and 1999, respectively.

Payment Systems and Services – Cost of revenue increased $75.6 million, or 51.5%, to $222.4 million in 2000 from $146.8 million in 1999. As a percentage of payment systems and services net revenue, cost of revenue increased to 59.5% in 2000 as compared to 57.8% in 1999. On a full year pro forma basis assuming our April 1999 acquisition of the remaining 50% interest in our Indian joint venture with HCL occurred on January 1, 1999, cost of revenue increased $72.8 million, or 48.6%, to $222.4 million in 2000 from $149.6 million in 1999. On a pro forma basis, cost of revenue was 57.9% of payment systems and services net revenue in 1999.

The increase in cost of revenue was driven primarily by our software development and outsourcing agreement with Deluxe, increased collections and transaction processing activity and initial costs associated with both the new ATM deployment agreement and the opening of a new call center in Mumbai, India. The new call center generated minimal revenue in 2000 while the ATM deployment agreement exhibited a loss of $1.4 million. Including the vault cash and processing agreements with ACI, total cost of revenue associated with the relationship amounted to $21.2 million. These increases in cost of revenue were partially offset by an increasing proportion of work being performed at lower cost in India, a shift toward electronic customer inquiries in the account verification business that generates higher margins and decreased reliance on subcontractors.

Government Services – Cost of revenue decreased $7.9 million, or 16.6%, to $39.6 million in 2000 from $47.5 million in 1999. As a percentage of government services net revenue, cost of revenue decreased to 89.3% in 2000 as compared to 98.4% in 1999. Excluding $9.7 million and $8.7 million of net loss contract charges recorded in 2000 and 1999, respectively, cost of revenue as a percentage of net revenue was 67.4% and 80.4% for 2000 and 1999, respectively. The reduction in cost of revenue on a percentage basis for the year ended December 31, 2000 (exclusive of the $9.7 million charge) is a reflection of programs implemented to serve our customers more efficiently and reduce our costs as well as reduced costs associated with the expiration of an EBT contract.

Gross Margin – Gross margin increased $47.9 million, or 44.4%, to $155.9 million during 2000 from $108.0 million in 1999. As a percentage of net revenue, gross margin increased to 37.3% during 2000 as compared to 35.7% in 1999. Excluding net loss contract and other charges of $9.7 million and $8.7 million recorded in 2000 and 1999, respectively, gross margin as a percentage of net revenue was 39.6% in 2000 and 38.5% in 1999. Excluding the net loss contract charges, gross margin, as a percentage of net revenue was 38.4% for 1999 on a pro forma basis taking into account our April 1999 acquisition of the remaining 50% interest in our Indian joint venture.

Selling, General and Administrative (SG&A) Expenses – SG&A expenses increased $37.0 million, or 33.8%, to $146.1 million during 2000 from $109.1 million in 1999. We incurred $6.1 million in 2000 for one-time transition costs related to the separation of the Company from Deluxe. These transition and severance costs contributed to the increase in SG&A expense compared to 1999. We do not expect to incur further costs and expenses associated with the separation from Deluxe in future periods. The increase in SG&A in 2000 over 1999 was also related to the acquisition of the remaining 50% interest in our joint venture with HCL in April 1999. No SG&A expenses were recorded for this entity in the first quarter of 1999 because the equity method of accounting was used prior to this acquisition. Other factors contributing to the increase were additional promotional advertising geared toward creating brand awareness of the eFunds name, infrastructure investments needed to support higher levels of business in the payment systems and services area both in the United States and India related to our new software development and outsourcing agreement with Deluxe and increased goodwill amortization due to the acquisition of an electronic check conversion company in February 1999. Also, in the first quarter of 1999, $2.4 million of restructuring accruals from prior periods were reversed, reducing SG&A expenses for that year.

As a percentage of net revenue, SG&A expenses decreased to 35.0% during 2000 compared to 36.1% in 1999. Assuming our April 1999 acquisition of the remaining 50% interest in our Indian joint venture occurred on January 1, 1999, and excluding the $6.1 million incurred in 2000 for costs related to the Spin-Off and $2.9 million of one-time costs related to the acquisition incurred in 1999, SG&A expense as a percentage of net revenue decreased to 33.5% in 2000 from 35.0% in 1999.

Other Income (Expense) – Other income (expense) was $(1.6) million during 2000 compared to $(1.6) million for 1999. Other income (expense) in 2000 includes the interest earned on the proceeds of our IPO offset by interest expense related to our intercompany balance payable to Deluxe, interest on our India line of credit, equity losses of $0.5 million from our 24% investment in ACI and $1.0 million of goodwill amortization related to that investment. In 1999, other income (expense) included interest income earned from our intercompany balance receivable from Deluxe and reversals of $2.1 million of reserves for legal accruals offset by losses recorded under the equity method of accounting for our Indian joint venture and interest on our India line of credit. Prior to our acquisition of the remaining ownership interest in our operations in India in April 1999, we recorded our 50% share of the joint venture's losses in interest and other expense. For the majority of 2000, net intercompany balances were in a payable position to Deluxe.

Provision for Income Taxes – The provision for income taxes was $3.6 million in 2000 compared to $5.6 million in 1999 resulting in effective tax rates of 44% and (212)%, respectively. The decrease in the tax provision for 2000 was due to lower taxes on foreign earnings partially offset by nondeductible goodwill amortization. Our Indian software development and business process management operations qualify for tax incentives associated with such businesses that operate within designated geographic locations. Such incentives generally provide us with exemptions from Indian tax on certain business income generated from these operations and phase out through March 2009. The effect of such tax incentives in 2000 was to reduce income tax expense by approximately $1.9 million.

Liquidity, Capital Resources and Financial Condition

At December 31, 2001, cash and cash equivalents were $101.9 million. We had $1.1 million of restricted cash that we temporarily hold in custodial accounts on behalf of clients and had supplied $21.1 million in cash to ATMs. Prior to our acquisition of ACI, we had agreed to make up to $35 million available for supplying cash to ATMs. The agreements with ACI provided that we would retain control over and ownership of this cash. Subject to our approval, ACI determined the level of cash required to be maintained within the ATMs up to the maximum of $35 million. We received a fee for making such cash available. The agreements, and the corresponding restrictions on the ATM vault cash, ceased to be effective following our acquisition of ACI last fall. Accordingly, we have reclassified the cash in ATMs that had been classified as restricted at December 31, 2000 to cash and cash equivalents during 2001. ACI also has a vault cash agreement with a financial institution. The agreement provides that the financial institution has the option to provide cash services for ATMs deployed by ACI on a case-by-case basis. ACI pays a monthly fee of the New York Prime, as defined, plus one half percent on the average daily balance of funds provided to the ATMs. The bank may terminate the agreement if it incurs material losses. We may terminate the agreement upon payment of a penalty. The initial term of the agreement expires in November 2003. Total cash provided as a result of this agreement was $17.8 million at December 31, 2001.

Prior to our acquisition of ACI, we had also committed to guarantee up to $3.0 million (CAD) of equipment lease payments for ACI's Canadian customers and through

December 31, 2001, we had guaranteed lease payments amounting to $1.3 million (USD) or $2.1 million (CAD). Through December 31, 2001, we were required to make payments of $59,000 pursuant to these guarantees.

In September 2001, we obtained a new revolving credit facility in the amount of $20.0 million to replace an existing facility that was maturing. The lender reissued an irrevocable standby letter of credit in the amount of $4.0 million to guarantee our performance under a government services contract with the state of New York. In November 2001, the letter of credit was reduced to $1.0 million and, accordingly, our unused borrowing capacity under the new facility was increased from $16.0 million to $19.0 million. We did not borrow any funds under this facility through December 31, 2001. Loans under this facility will bear interest at the applicable prime rate or the LIBOR rate plus a margin determined by reference to our leverage ratio, as defined in the loan documents. The facility is guaranteed by certain of our subsidiaries and requires us to comply with certain financial and non-financial covenants. We are currently in compliance with all of these requirements. This facility has a term of one year.

Our India operations previously had a $10.0 million credit facility, denominated in Indian rupees, available at the lender's prime interest rate. Borrowings under this facility were due on demand and were guaranteed by us. In March 2001, we repaid the outstanding balance of this facility and $8.5 million of a $10.0 million time deposit account maintained by us to support our guaranty of the facility was returned to us. We subsequently requested that the amount available for borrowing under the facility be reduced to $1.5 million. We now use the facility primarily for the purpose of securing letters of credit issued in the ordinary course of business. This facility matures on September 30, 2002. The average amount drawn on this credit facility during the first quarter of 2001 was $5.3 million at a weighted average interest rate of 15.5%. We did not borrow against this credit facility during the remainder of 2001. As of December 31, 2000, $5.3 million was outstanding at an interest rate of 15.4%. The average amount drawn on this line during 2000 was $4.5 million at a weighted average interest rate of 15.4%. The average amount drawn down on this line during 1999 was $2.7 million at a weighted average interest rate of 15.8%.

In connection with our government services business and our collection activities, we post surety bonds with state agencies guaranteeing our performance of certain obligations related to contracts or state requirements. The aggregate amount of such bonds outstanding at December 31, 2001 was $7.8 million. We have also pledged $1.3 million of time deposits maintained in Indian banks as collateral for guarantees of our performance under a software development contract.

The following table sets forth our contractual cash obligations in total and for each of the next five years and thereafter as of December 31, 2001:

(dollars in thousands) Payments Due by Period	Total	2002	2003	2004	2005	2006	Thereafter
Capital lease and debt obligations	$ 5,310	$ 2,781	$ 1,417	$ 1,106	$ 6	$ —	$ —
Outsourcing and maintenance obligations	58,870	14,793	13,429	12,743	12,423	5,482	—
Operating leases	64,083	14,453	11,354	9,257	5,580	4,929	18,510
Total contractual cash obligation	$128,263	$32,027	$26,200	$23,106	$18,009	$10,411	$18,510

The following table sets forth our future commercial commitments as of December 31, 2001:

(dollars in thousands) Commitment Expiration by Period	Total	2002	2003	2004	2005	2006	Thereafter
Letters of credit and other	$ 2,357	$2,042	$ —	$315	$ —	$ —	$—
Guarantees	1,320	383	360	311	204	62	—
Performance bonds	7,829	6,489	215	125	—	1,000	—
Total commitments	$11,506	$8,914	$575	$751	$204	$1,062	$—

We are party to certain other contracts with third parties whereby the third party provides services to us. These services are operational in nature and our obligations under these contracts vary from period to period based on our utilization of these services to serve our customers. The amount of these commitments is not included in the above tables as they are not currently determinable.

The following table sets forth a summary of our cash flow activity and should be read in conjunction with our consolidated statements of cash flows:

(dollars in thousands) Summary of Cash Flows Year Ended December 31,	**2001**	2000
Cash provided by operating activities	**$ 85,022**	$ 43,769
Cash used in investing activities	**(72,555)**	(61,219)
Cash provided by financing activities	**10,673**	64,459
Adjustment for lag in financial reporting	—	(4,127)
Net increase in cash and cash equivalents	**$ 23,140**	$ 42,882

Cash flows from operating activities were approximately $85.0 million and $43.8 million for the years ended December 30, 2001 and 2000, respectively. The increase in operating cash flow results primarily from the increase in our net income of $32.7 million, the lapse of restrictions on our cash because the acquisition of ACI enabled us to reclassify approximately $27.7 million of cash from restricted to unrestricted cash as well as an increase in non-cash expenses. Offsetting these items to some degree was an increase in accounts receivable of $16.3 million and a decrease in accounts payable of $16.3 million. The increase in accounts receivable is reflective of our revenue growth and a change in the way we process our billings to and from Deluxe. Prior to the Spin-Off, all billing activity with Deluxe was settled through a single intercompany account. Subsequent to the Spin-Off, we send Deluxe invoices which are recorded as receivables. Excluding the effect of our change in billing methods with Deluxe, days sales in accounts receivable was 49 days at December 31, 2001, compared to 46 days at December 31, 2000. The decrease in accounts payable resulted from a temporary suspension of payments at December 31, 2000, as we separated our payables systems from those of Deluxe. This suspension was not repeated in 2001.

Cash used in investing activities was $72.6 million for the year ended December 31, 2001. Our investing activities primarily relate to the acquisition of the remaining 76% of ACI and our investment in Webtel for a total of $40.6 million and purchases of fixed assets and expenditures for software of $30.9 million. Cash used in investing activities was $61.2 million for the year ended December 31, 2000 and primarily related to the investment of $20.0 million to purchase an initial 24% interest in ACI and purchases of capital assets and software investments of $41.9 million.

Cash provided by financing activities was $10.7 million for the year ended December 31, 2001. We used cash to repay debt of $8.9 million, including the repayment of $5.3 million outstanding under our Indian credit facility. These payments were partially offset by the return of $8.5 million of the $10.0 million that we had placed in a time deposit as collateral to support our guarantee of this facility. The remaining $1.5 million remains in deposit with the lender as collateral for letters of credit issued under this facility. In addition, proceeds from the exercise of stock options and shares purchased through our employee stock purchase plan provided cash of $11.0 million. Cash provided from financing activities was $64.5 million for the year ended December 31, 2000 as a result of our IPO in June 2000. In addition, Deluxe provided $10.1 million to increase our capitalization in preparation for the Spin-Off and we had net repayments of borrowings of approximately $0.3 million. We also placed $10.0 million in a time deposit account as collateral to support our guarantee of our Indian credit facility.

The adjustment for the lag in financial reporting during December 1999 represents the net cash flows of our Indian operations. Previously, this business reported its results of operations and financial position on a one-month lag. In January 2000, this business changed its reporting period to coincide with the rest of our Company. We believe that cash generated from operations, borrowings under our available credit facility and cash on hand will provide sufficient funds for our operations for the foreseeable future.

Recent Developments

In March 2000, we paid cash of $20.0 million for an approximate 24% interest in ACI, a limited liability company that provides automated teller machine services. Effective October 1, 2001, we acquired the remaining approximately 76% of the equity interests in ACI for approximately $44.6 million, of which approximately $40.3 million was paid in cash on or before the closing date of the Acquisition. Payment of the $4.3 million balance of the purchase price is subject to the satisfaction of certain post-closing conditions.

On January 31, 2002, we purchased substantially all of the U.S. ATM-related assets of Hanco Systems, Inc., an independent ATM deployment and management company ("Hanco"). We paid approximately $11.4 million in cash, plus an additional amount for outstanding accounts receivable of Hanco and the assumption of certain of its liabilities. Hanco managed a network of approximately 2,500 ATMs in 30 states.

New Accounting Pronouncements

On January 1, 2001, we adopted Statement of Financial Accounting Standards "SFAS" No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which provides guidance on accounting for derivatives and hedge transactions. The effect of this pronouncement did not have a material impact on our reported operating results or financial position.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, which established new standards for accounting and reporting requirements for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. We implemented SFAS No. 141 in connection with our October 2001 acquisition of the remaining outstanding equity interest in ACI. The implementation did not have a material impact on our consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets, that became effective for us on January 1, 2002. SFAS No. 142 requires, among other things, the cessation of the amortization of goodwill. In addition, the standard includes provisions for the reassessment of the useful lives of existing recognized intangibles, a new method of measuring reported goodwill for impairment and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires us to complete a transitional goodwill impairment test on or before June 30, 2002. We are assessing the total impact the foregoing requirements will have on our consolidated balance sheet and statement of operations. Goodwill amortization for the years ended December 31, 2001, 2000 and 1999 amounted to $3.9 million, $4.0 million and $3.0 million, respectively.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, and certain provisions of APB Opinion No. 30, Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS No. 144 are effective for us in 2002 and are to be applied prospectively. We do not believe the adoption of SFAS No. 144 will have a material impact on our consolidated financial position or results of operations.

Disclosures About Market Risk

We operate internationally, and so are subject to potentially adverse movements in foreign currency rate changes. We have not entered into foreign exchange forward contracts to reduce our exposure to foreign currency rate changes on intercompany foreign currency denominated balance sheet positions.

We are exposed to foreign exchange risk to the extent of adverse fluctuations in the Indian rupee and the British pound. We do not believe that a change in the Indian rupee and British pound exchange rates of 10% would result in a material effect on our future earnings, financial position or cash flows.

As our international operations continue to grow and the related foreign exchange risks increase, we may seek to enter into transactions that qualify for hedge accounting treatment under SFAS No. 133 to reduce our exposure to foreign currency rate changes.

Consolidated Balance Sheets

(dollars in thousands) December 31,	2001	2000
Current Assets:		
Cash and cash equivalents	$101,871	$ 78,731
Deposits subject to compensating balance arrangement	2,448	10,000
Restricted custodial cash	1,124	3,787
Accounts receivable – net	79,444	57,825
Deferred income taxes	10,844	13,069
Prepaid expenses and other current assets	14,444	7,111
Total current assets	210,175	170,523
Property and equipment – net	75,638	77,355
Long-term investments	2,747	18,500
Restricted cash	—	27,734
Intangibles:		
Goodwill – net	87,151	43,019
Software – net	35,652	33,150
Other intangible assets – net	24,780	15,004
Total intangibles – net	147,583	91,173
Other non-current assets	5,161	3,302
Total non-current assets	231,129	218,064
Total assets	$441,304	$ 388,587
Current Liabilities:		
Accounts payable	$ 25,511	$ 29,163
Accrued liabilities:		
Accrued compensation and employee benefits	17,127	18,703
Accrued contract losses	14,777	22,247
Accrued income taxes	7,719	4,728
Deferred revenue	12,831	2,211
Other	10,797	14,014
Borrowings on line of credit	—	5,303
Long-term debt due within one year	2,781	2,100
Total current liabilities	91,543	98,469
Long-term debt	2,529	2,244
Deferred income taxes	7,313	504
Other long-term liabilities	2,713	50
Commitments and contingencies (Notes 2, 10, 12 and 13)		
Stockholders' equity:		
Preferred stock $.01 par value; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock $.01 par value (authorized: 250,000,000 shares; issued and outstanding: 46,379,841 and 45,500,000 shares at December 31, 2001 and 2000, respectively)	464	455
Additional paid-in capital	404,993	391,699
Accumulated deficit	(65,941)	(103,233)
Accumulated other comprehensive loss	(2,310)	(1,601)
Stockholders' equity	337,206	287,320
Total liabilities and stockholders' equity	$441,304	$ 388,587

See Notes to Consolidated Financial Statements

Consolidated Statements of Operations

(dollars and shares in thousands, except per share amounts)

Year Ended December 31,	2001	2000	1999
Net revenue	$513,637	$417,894	$302,340
Cost of revenue, excluding loss contract and asset impairment charges (credits)	309,389	252,262	185,590
Loss contract and asset impairment charges (credits)	(2,500)	9,700	8,700
Total cost of revenue	306,889	261,962	194,290
Gross margin	206,748	155,932	108,050
Selling, general and administrative expense	150,671	146,056	109,138
Income (loss) from operations	56,077	9,876	(1,088)
Other income (expense)			
Legal proceedings	—	—	2,094
Equity in loss of investee	(1,097)	(500)	(1,114)
Interest expense	(670)	(3,897)	(2,595)
Interest and other income	1,938	2,803	63
Income (loss) before income taxes	56,248	8,282	(2,640)
Provision for income taxes	(18,956)	(3,644)	(5,586)
Net income (loss)	$ 37,292	$ 4,638	$ (8,226)
Weighted average shares outstanding	45,985	42,788	40,000
Weighted average shares and potential dilutive shares outstanding	47,445	42,867	40,000
Net income (loss) per share – basic	$ 0.81	$ 0.11	$ (0.21)
Net income (loss) per share – diluted	$ 0.79	$ 0.11	$ (0.21)

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income (Loss)

(dollars in thousands)

Year Ended December 31,	2001	2000	1999
Net income (loss)	$37,292	$4,638	$(8,226)
Other comprehensive loss:			
Foreign currency translation adjustments	(709)	(1,054)	(419)
Comprehensive income (loss)	$36,583	$3,584	$(8,645)

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

(dollars and shares in thousands)	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Total stockholders' equity
Balance, December 31, 1998	40,000	$400	$ 14,564	$ 74,967	$ (128)	$ 89,803
Net loss	—	—	—	(8,226)	—	(8,226)
Contributions by Deluxe – net	—	—	277,634	—	—	277,634
Dividends paid to Deluxe	—	—	—	(159,687)	—	(159,687)
Translation adjustment	—	—	—	—	(419)	(419)
Balance, December 31, 1999	40,000	400	292,198	(92,946)	(547)	199,105
Net income	—	—	—	4,638	—	4,638
Adjustment for lag in financial reporting (see Note 2)	—	—	—	(1,125)	—	(1,125)
Offering proceeds – net	5,500	55	64,404	—	—	64,459
Contributions by Deluxe – net	—	—	35,097	—	—	35,097
Dividends paid to Deluxe	—	—	—	(13,800)	—	(13,800)
Translation adjustment	—	—	—	—	(1,054)	(1,054)
Balance, December 31, 2000	45,500	455	391,699	(103,233)	(1,601)	287,320
Net income	—	—	—	37,292	—	37,292
Proceeds from exercise of stock options	732	8	9,827	—	—	9,835
Restricted stock units	32	—	333	—	—	333
Proceeds from employee stock purchase plan	116	1	1,190	—	—	1,191
Tax benefits attributable to stock options exercised	—	—	1,944	—	—	1,944
Translation adjustment	—	—	—	—	(709)	(709)
Balance, December 31, 2001	**46,380**	**$464**	**$ 404,993**	**$ (65,941)**	**$ (2,310)**	**$ 337,206**

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(dollars in thousands) Year Ended December 31,	2001	2000	1999
Cash Flows from Operating Activities:			
Net income (loss)	$ 37,292	$ 4,638	$ (8,226)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	18,140	13,935	12,519
Amortization	21,812	17,134	9,982
Asset impairment charges	—	—	492
Loss on sales of property and equipment	1,753	172	4,973
Deferred income taxes	12,750	(464)	8,927
Equity in loss of investee	1,097	500	1,114
Changes in assets and liabilities, net of effects from acquisitions:			
Restricted cash	29,449	847	(27,902)
Accounts receivable	(16,336)	(4,542)	393
Accounts payable	(16,257)	8,654	7,963
Income taxes receivable/payable	1,169	13,214	(4,310)
Reserve for legal proceedings	—	—	(34,200)
Accrued contract losses	(7,470)	1,344	5,902
Other assets and liabilities	1,623	(11,663)	10,223
Net cash provided by (used in) operating activities	85,022	43,769	(12,150)
Cash Flows from Investing Activities:			
Capital expenditures	(30,902)	(41,893)	(38,225)
Payments for acquisitions and investments, net of cash acquired	(40,620)	(20,000)	(35,667)
Proceeds from sales of property and equipment	415	407	1,229
Other	(1,448)	267	(546)
Net cash used in investing activities	(72,555)	(61,219)	(73,209)
Cash Flows from Financing Activities:			
Net borrowings (payments) on line of credit	(5,303)	1,831	3,054
Proceeds from exercise of stock options and employee stock purchase plan	11,026	—	—
Payments on long-term debt	(3,550)	(2,107)	(6,665)
Release of (investment to establish) loan guarantee collateral	8,500	(10,000)	—
Proceeds from initial public offering (net of offering costs of $7.0 million)	—	64,459	—
Capital contributions by Deluxe	—	23,905	268,440
Dividends paid to Deluxe	—	(13,800)	(159,687)
Other	—	171	11
Net cash provided by financing activities	10,673	64,459	105,153
Adjustment for lag in financial reporting (see Note 2)	—	(4,127)	—
Net increase in cash and cash equivalents	23,140	42,882	19,794
Cash and cash equivalents at beginning of period	78,731	35,849	16,055
Cash and cash equivalents at end of period	$101,871	$ 78,731	$ 35,849

See Notes to Consolidated Financial Statements

Note 1

Spin-Off and Basis of Presentation

The Company was incorporated in Delaware in December 1984 and changed its name from Deluxe Electronic Payment Systems, Inc. to eFunds Corporation in September 1999. The Company was formerly a wholly owned subsidiary of Deluxe Corporation (Deluxe). In January 2000, Deluxe announced that its board of directors had approved a plan to combine its electronic payments, risk management, professional services and government services businesses under the Company and to undertake a series of transactions designed to establish the Company as an independent, publicly traded company. As part of this process, Deluxe contributed the ownership of various subsidiaries and certain assets and liabilities of certain business operations (the Transferred Businesses) to the Company on March 31, 2000.

The Company issued 5.5 million shares of common stock to the public in June 2000 (the IPO). Proceeds from the offering, based on the offering price of $13.00 per share, totaled $71.5 million ($64.5 million, net of offering expenses). Subsequent to the IPO, Deluxe continued to own 40 million shares of the Company's common stock, representing 87.9% of the Company's total outstanding common shares.

In October 2000, Deluxe announced that it planned to distribute all of the shares of the Company's common stock owned by it to its shareholders through a Spin-Off transaction (the Spin-Off). In November 2000, Deluxe declared a dividend of the 40 million common shares of the Company held by it. This dividend was distributed on December 29, 2000, in the amount of approximately 0.5514 of an eFunds share for each outstanding Deluxe share. Deluxe received a ruling from the Internal Revenue Service that this distribution qualified as tax-free to Deluxe and its shareholders for U.S. federal income tax purposes, except to the extent that cash was received in lieu of fractional shares.

In connection with the IPO and the Spin-Off, the Company and Deluxe entered into various agreements that addressed the allocation of assets and liabilities between them and that defined their relationship after the separation. The agreements related to matters such as consummation of the IPO and the distribution of the Company's stock, registration rights for Deluxe, intercompany loans, information technology consulting, business process management services, indemnification, data sharing, real estate matters, tax sharing and transition services. For transition services, the Company and Deluxe compensated each other for providing services. The transition period varied depending on the agreement, but most transition services terminated following the Spin-Off.

Deluxe has agreed to indemnify the Company for certain future losses arising from identified loss contracts of the Company's government services business. The Company plans to record any amounts received from Deluxe under the indemnification agreement as a reduction of expense if any additional contract losses are recognized. Under the indemnification agreement, the Company is required to calculate increases or decreases to the loss contract reserve in a manner consistent with Deluxe's historical practices, which may differ from the Company's calculation of estimated future losses for financial statement purposes. Deluxe will also indemnify the Company against any liabilities, losses or expenses arising from the litigation or claims asserted against the Company in connection with the operation of the government services business prior to the completion of the IPO. Deluxe's total indemnification obligations to the Company with respect to the government services business are limited to $14.6 million. No such indemnification obligations have been incurred through December 31, 2001.

All transactions between the entities included in the consolidated financial statements have been eliminated. Because the Transferred Businesses and the Company were under the common control of Deluxe prior to the Spin-Off, the accompanying consolidated financial statements have been retroactively restated to reflect the Company's consolidated results of operations and cash flows for the year ended December 31, 1999, as if Deluxe's March 31, 2000, contribution of the Transferred Businesses to the Company had occurred on January 1, 1999, and the Company had been operating as a stand-alone business throughout the periods presented on an "as-if-pooled" basis.

The historical financial information included in the consolidated financial statements for the periods prior to the Spin-Off may not be reflective of what the results of operations, financial condition and cash flows would have been had the Company actually been a separate, stand-alone entity during the periods presented. As a result, the historical financial information may not necessarily be indicative of what the Company's results of operations, financial condition and cash flows will be in the future.

For periods prior to the Spin-Off, the consolidated statements of operations include allocated portions of Deluxe's expenses relating to the Transferred Businesses. Allocations of common expenses were calculated based on a percentage of Company revenue to total Deluxe revenue, number of employees, square footage and transaction processing costs and included costs for various support functions such as human resources, information services and finance. These common costs to the Company and Deluxe were allocated because specific identification of the actual costs incurred was not practicable. In addition, historically, Deluxe has purchased certain assets or paid certain liabilities that were attributable to the Company. These items were specifically identified within the Deluxe consolidated financial statements and have been recorded in the Company's consolidated financial statements.

Note 2

Significant Accounting Policies

Consolidation – All significant intercompany accounts, transactions and profits have been eliminated. For purposes of consolidating certain international operations that are primarily based in India, the Company used financial statements with a November 30 fiscal period end through December 31, 1999.

Effective January 1, 2000, the Company's Indian operations, which had previously reported their results of operations and financial position on a one-month lag, changed their reporting dates to coincide with the rest of the Company's subsidiaries. This change, which was made in conjunction with the implementation of the Company's central accounting and financial reporting system, reflects the financial results of that segment on a more timely basis and improves operating and planning efficiencies. The results of operations for the Company's Indian operations for the month of December 1999 were excluded from the Company's consolidated statements of operations and were reflected as an adjustment to accumulated deficit during the first quarter of 2000. These operations generated a net loss of $1.1 million and consumed $4.1 million of cash in the month of December 1999.

Cash and Cash Equivalents – The Company considers all cash on hand, money market funds, outstanding transfers of cash for authorized settlement of automated teller machines (ATMs) with financial institutions, cash in ATMs, and other highly liquid investments with original maturities of three months or less to be cash and cash equivalents. Cash in ATMs at December 31, 2001 was $21.1 million. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate fair value.

Statements of Cash Flows – Cash paid for income taxes amounted to $7.0 million for the year ended December 31, 2001. Cash paid for interest amounted to $0.7 million, $3.0 million and $1.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. Non-cash investing and financing activity in 2000 consisted primarily of the acquisition of real property and a data center from Deluxe for $10 million. The purchase price was included in the amount contributed to the Company's capital at March 31, 2000. For all periods presented, non-cash investing and financing activities consist of the acquisition of assets from or through Deluxe or the settlement of liabilities on the Company's behalf by Deluxe in the ordinary course of business that had not been repaid by the Company at the time Deluxe contributed intercompany balances to the Company's capital at each of March 31, 2000 and December 31, 1999.

Restricted Cash – In connection with the Company's electronic payment business, the Company also has cash belonging to customers that temporarily resides in custodial accounts maintained by the Company. The Company records these amounts as current restricted custodial cash with a corresponding liability within other accrued liabilities in the consolidated balance sheets. Restricted cash at December 31, 2000 also includes amounts which the Company supplied to Access Cash International L.L.C. for use in its ATM business.

Accounts Receivable – Accounts receivable are stated net of allowances for uncollectible accounts of $4.8 million and $5.3 million at December 31, 2001 and 2000, respectively. The Company records allowances for uncollectible accounts when it is probable that the accounts receivable balance will not be collected. When estimating the allowances for uncollectible accounts, the Company takes into consideration such factors as its day-to-day knowledge of specific customers, the industry and size of the customers, the overall composition of its accounts receivable aging, prior history of accounts receivable write-offs and prior history of allowances in proportion to the overall receivable balance. Increases in the allowances for uncollectible accounts are recorded as bad debt expense and are reflected in selling, general and administrative expense in the Company's consolidated statements of operations. Bad debt expense was $1.8 million in 2001, $3.3 million in 2000 and $2.9 million in 1999. When a specific account receivable is determined to be uncollectible, the Company reduces both its accounts receivable and allowances for uncollectible accounts accordingly. As of December 31, 2001, Visa U.S.A., Inc. accounted for 14.8% of the Company's total receivables.

Property and Equipment – Property and equipment, including leasehold and other improvements that extend an asset's useful life or productive capabilities, are stated at historical cost. Buildings with 40-year lives and computer and other equipment with lives of three to eight years are generally depreciated using accelerated methods. Leasehold and building improvements are depreciated on a straight-line basis over the estimated useful life of the property or the life of the lease, whichever is shorter.

At December 31, property and equipment consisted of the following:

(dollars in thousands) December 31,	2001	2000
Land and improvements	$ 6,961	$ 6,961
Buildings and improvements	48,445	45,917
Machinery and equipment	38,530	29,957
Computer equipment	73,536	70,049
Total property and equipment	167,472	152,884
Accumulated depreciation	(91,834)	(75,529)
Property and equipment – net	$ 75,638	$ 77,355

Long-term Investments – At December 31, long-term investments consisted of the following:

(dollars in thousands) December 31,	2001	2000
Investment in Access Cash International, L.L.C.	$ —	$18,500
Investment in Webtel Pty. Ltd.	1,312	—
Cash surrender value of insurance contracts	1,119	—
Certificate of deposit bearing interest at 7% maturing 6/2004	316	—
	$2,747	$18,500

The Company acquired a 24% equity interest in Access Cash International, L.L.C. (ACI) in March 2000. The investment was accounted for under the equity method. In October 2001, the Company acquired the remaining equity interests in ACI and the balance of the investment was included in the purchase price allocation. See Note 4. In December 2001, the Company entered into a subscription agreement to acquire a 15% interest in Webtel Pty. Ltd., an Australian corporation (Webtel). Pursuant to the subscription agreement, the Company invested $2.5 million (AUD) in Webtel in 2001 and has committed to invest an additional $1.5 million (AUD) in Webtel upon the satisfaction of certain conditions specified in such agreement. The certificate of deposit secures a guarantee issued by an Indian bank with respect to the Company's performance under a customer contract.

Intangibles – Intangibles are presented in the consolidated balance sheets net of accumulated amortization. Goodwill is amortized on a straight-line basis over periods of 10 to 30 years. Customer contract costs are amortized on a straight-line basis over a period of time approximating the estimated useful life of the related contracts. Software and other intangible assets are amortized on a straight-line basis over periods ranging from one to five years. Other intangibles consist primarily of software held for licensing and resale. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the estimated lives of its identifiable intangible assets and goodwill.

Total intangibles were as follows:

(dollars in thousands) December 31,	2001	2000
Goodwill (see Note 4)	$ 109,690	$ 61,413
Software	65,079	52,606
Customer contracts acquired	11,693	—
Other intangible assets	71,768	80,530
Total	258,230	194,549
Less accumulated amortization	(110,647)	(103,376)
Intangibles – net	$ 147,583	$ 91,173

Impairment of Long-Lived Assets and Intangibles – When circumstances indicate that a long-lived asset that is not held for sale may be impaired, the Company evaluates the recoverability of the asset by measuring its carrying amount against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset exceeds its fair value. In evaluating whether there is any impairment of a long-lived asset associated with a long-term service contract, the amount of any loss contract accrual is excluded from the undiscounted future cash flows associated with the long-lived asset when determining whether the asset is impaired.

The Company evaluates the recoverability of property and equipment and identifiable intangibles held for disposal by comparing the asset's carrying amount with its fair value less costs to sell. If a large segment or separable group of assets that were acquired in a business purchase combination were held for disposal, all of the unamortized goodwill associated with those assets would be included in the carrying amount of the assets for purposes of this evaluation. Should the fair value less costs to sell be less than the carrying value of the long-lived asset(s), an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the carrying value of the asset(s) exceeds the fair value of the asset(s) less costs to sell. The unamortized goodwill associated with those assets would be eliminated before recording any reduction in the carrying value of the asset(s).

The Company evaluates the carrying value of goodwill when events or changes in circumstances with regard to the related businesses indicate that the carrying amount of the goodwill may not be recoverable. Such circumstances could include, but are not limited to, (1) a current period operating or cash flow loss combined with a history of operating or cash flow losses, (2) a forecast that demonstrates continuing losses, (3) a significant adverse change in legal factors or in business climate, or (4) an adverse action or assessment by a regulator. In evaluating the recoverability of goodwill, the Company measures the carrying amount of the goodwill against the estimated undiscounted future cash flows of the businesses to which the goodwill relates. In determining the future cash flows, the Company looks to historical results and current forecasts. The estimated net cash flows include the effects of income tax payments and interest charges. Should the sum of the expected future net cash flows be less than the carrying value of the goodwill, an impairment loss would be recognized. The impairment loss would be calculated as the amount by which the net book value of the related businesses exceeds their fair value.

Income Taxes – In most cases, the Company's domestic businesses were included in Deluxe's consolidated tax return through December 29, 2000. Pursuant to a tax sharing agreement, tax payments are made to and tax benefits are reimbursed by Deluxe for tax periods prior to the Spin-Off. The consolidated financial statements include income tax benefits (provisions) and liabilities calculated as if separate tax returns were prepared for the periods covered. Deferred income taxes result from temporary differences between the financial reporting bases of assets and liabilities and their respective tax reporting bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $16.4 million at December 31, 2001. Those earnings are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and applicable withholding taxes payable to the foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with such a hypothetical calculation.

Translation Adjustment – The financial position and results of operations of the Company's international subsidiaries are measured using local currencies as the functional currencies. Assets and liabilities of these operations are translated at the exchange rate in effect at the balance sheet date. Income statement accounts are translated at the average exchange rate during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in accumulated other comprehensive loss in the stockholders' equity section of the consolidated balance sheets. Gains and losses that result from foreign currency transactions are included in earnings.

Revenue Recognition – Revenue is recorded net of any applicable discounts. Transaction processing and service fees are recognized in the period that the service is performed. These services consist of processing customers' electronic debit transactions through electronic funds transfer networks and settling the funds with the financial institutions involved in the transactions. Additionally, these services include monitoring ATMs and point-of-sale devices to alert the Company's customers when potential problems occur. Processing fees are generally charged on a per transaction basis, depending on the contractual arrangement with the customer. The Company also receives fees paid by consumers utilizing certain ATMs owned or managed by the Company and interchange fees paid by their banks. Government services fees are recognized in the period services are provided based on monthly fees per benefits recipient.

Decision support fees are recognized as revenue in the period the services are provided. Decision support services consist of new account applicant and check verification screenings to manage the risk associated with account openings and check acceptance. Decision support fees are based on the number of inquiries against the databases used for screening purposes or monthly fees based on the aggregate dollar value of checks authorized by the retailer or other similar measures, depending on the product and service.

Software and data license fees for standard products are recognized when a license agreement has been signed, the license fee is fixed and determinable, collectibility of the license fee is probable, delivery has occurred and there are no uncertainties surrounding product acceptance. If a software license contains customer acceptance criteria for which significant uncertainties exist, the software revenue is recognized upon the earlier of customer acceptance or the expiration of the acceptance period. Certain software products include multiple modules and the license fee charged to the customer is based on the modules licensed. If a customer contract requires the Company to deliver multiple elements, the fees are allocated to the various elements based upon vendor-specific objective evidence of fair value.

The Company also provides information technology consulting and business process management services. Recognition of revenue from providing such services is generally recognized under two methods, depending on contractual terms. Under the time and materials method, revenue is based on a fee per hour basis and is recognized as hours are completed. Under the fixed contract method, a pre-set fee is agreed upon for a project, and revenue is recognized proportionately to the percentage completion of the project. If the information technology consulting services involve the significant customization of software that has been licensed from the Company, the license fee is also recognized proportionately to the percentage completion of the project.

Software maintenance and support revenue is recognized ratably over the term of the contract, and/or as the services are provided.

Software and data license fees amounted to $50.9 million and $14.5 million in the years ended December 31, 2001 and 2000, respectively.

Long-Term Service Contracts – Long-term service contracts are definitive agreements to provide services over a period of time in excess of one year and with respect to which the Company has no contractual right to adjust the prices or terms at which its services are supplied during the term of the contract. The Company's long-term service contracts are for transaction processing in the government services segment and the payment systems and services segment and business process management services in the payment systems and services segment. Total revenue for some long-term service contracts may vary based on the demand for services. Revenue from long-term service contracts are recognized under the applicable revenue recognition policy above. Expenses are recognized when incurred, with the exception of installation costs. In existing long-term service contracts, installation costs are not recovered at the time of installation but are factored into billing rates over the term of the contract. Accordingly, installation costs for long-term service contracts are initially capitalized and then amortized over the life of the contract. Any equipment and software purchased to support a long-term service contract is capitalized and depreciated or amortized over the life of the related contract or the life of the asset, whichever is shorter.

In determining the profitability of a long-term service contract, only direct and allocable indirect costs associated with the contract are included in the calculation. The appropriateness of allocations of indirect costs depends on the circumstances and involves the judgment of management, but such costs may include the costs of indirect labor, contract supervision, tools and equipment, supplies, quality control and inspection, insurance, repairs and maintenance, depreciation and amortization and, in some circumstances, support costs. The method of allocating any indirect costs included in the analysis is also dependent upon the circumstances and the judgment of management, but the allocation method must be systematic and rational. Selling, general and administrative costs are not included in the analysis. Provisions for estimated losses on long-term service contracts, if any, are made in the period in which the loss first becomes probable and reasonably estimable. Projected losses are based on management's best estimates of a contract's revenue and costs. Actual losses on individual long-term service contracts are compared with loss projections periodically, with any changes in the estimated total contract loss recognized as they become probable and reasonably estimable.

Certain direct costs associated with the EBT contracts discussed in Note 5 are common to a number of contracts and are attributed to each contract based on its use of the services associated with these common direct costs. Revenue, case counts or other applicable statistics are used to attribute these costs to individual contracts.

In the event an asset impairment loss is recognized on long-lived assets used to support a long-term service contract, the original estimation of the contract's costs is revised to reduce the depreciation and amortization associated with the impaired assets.

Advertising Expense – Advertising and promotional costs are expensed as incurred. The Company incurred advertising and promotional expense of $3.6 million, $9.9 million, and $0.7 million in 2001, 2000, and 1999, respectively.

Research and Development Expenses – Research and development costs are charged to expense as incurred and recorded in selling, general and administrative expenses. Research and development expenses amounted to $0.3 million, $1.4 million and $3.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Capitalization of Internal-Use Software – The Company capitalizes the cost of software developed or obtained for internal use once the preliminary project stage has been completed, management commits to funding the project and it is probable that the project will be completed and that the software will be used to perform the function intended. Capitalized costs include only (1) external direct costs of materials and services consumed in developing or obtaining internal-use software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use software project, and (3) interest costs incurred, when material, while developing internal-use software. Capitalization of costs ceases when the project is substantially complete and the software is ready for its intended use. The carrying value of internal-use software is reviewed in accordance with the Company's policy on impairment of long-lived assets and intangibles.

Capitalization of Software Developed for Resale – The Company capitalizes the cost of software developed for licensing and resale once technological feasibility has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general release to customers. Such costs are amortized on a product-by-product basis over no longer than five years. Software developed for resale is carried at the lesser of amortized cost or net realizable value.

Employee Stock-Based Compensation – Until the IPO and the Spin-Off, the Company's employees participated in Deluxe's stock incentive programs. In connection with the IPO and the Spin-Off, the Company adopted new stock incentive programs for the benefit of its employees. As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company continues to account for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. No compensation cost has been recognized for fixed stock options issued under the Deluxe or eFunds programs. The Company discloses pro forma net income (loss) and net income (loss) per share as if the fair value method of SFAS No. 123 had been used (see Note 8).

Income (Loss) per Share and Stockholders' Equity – The following table reflects the calculation of basic and diluted income (loss) per share:

(dollars and shares outstanding in thousands, except per share amounts) Year Ended December 31,	2001	2000	1999
Net income (loss) per share – basic			
Net income (loss)	$37,292	$ 4,638	$(8,226)
Weighted average shares outstanding	45,985	42,788	40,000
Net income (loss) per share – basic	$ 0.81	$ 0.11	$ (0.21)
Net income (loss) per share – diluted			
Net income (loss)	$37,292	$ 4,638	$(8,226)
Weighted average shares outstanding	45,985	42,788	40,000
Dilutive impact of options	1,460	79	—
Weighted average shares and potential dilutive shares outstanding	47,445	42,867	40,000
Net income (loss) per share – diluted	$ 0.79	$ 0.11	$ (0.21)

Options to purchase 94,838 shares of common stock were excluded from the above calculation, as they were antidilutive at December 31, 2001.

On January 27, 2000, the Company increased the number of authorized shares from 2,500 to 250 million. On May 12, 2000, the Company declared a 16,000 to one stock split, increasing the shares issued and outstanding from 2,500 to 40 million. Income (loss) per share is presented as if 40 million shares had been outstanding for all periods presented.

On April 4, 2000, the Company authorized 100 million shares of preferred stock with a par value of $.01 per share. No such shares are issued or outstanding.

In connection with the IPO the Company adopted a stockholder rights plan. The rights have anti-takeover effects, as they will cause substantial dilution to a person or group that attempts to acquire control of the Company pursuant to an offer that is not approved by the Company's Board of Directors. The rights should not interfere with any tender offer or merger approved by the Board because the Board of Directors may redeem the rights or approve an offer at any time prior to such time as any person becomes the beneficial owner of 15% or more of the Company's outstanding common stock.

Comprehensive Income – The Company's total comprehensive income consists of net income or loss and foreign currency translation adjustments. The foreign currency translation adjustments are reflected as accumulated other comprehensive loss in the Company's consolidated balance sheets.

Use of Estimates – The Company has prepared the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. In this process, it is necessary for management to make certain assumptions and related estimates affecting the amounts reported in the consolidated financial statements and related notes. These estimates and assumptions are developed based upon all information available using management's best efforts. However, actual results can differ from assumed and estimated amounts.

New Accounting Pronouncements – On January 1, 2001, the Company adopted Statement of Financial Accounting Standards "SFAS" No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which provides guidance on accounting for derivatives and hedge transactions. The effect of this pronouncement did not have a material impact on the reported operating results or financial position of the Company.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, which established new standards for accounting and reporting requirements for business combinations and requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. The Company implemented SFAS No. 141 in connection with its October 2001 acquisition of the remaining outstanding equity interest in Access Cash International, L.L.C. See Note 4. The implementation did not have a material impact on the Company's consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets that became effective for the Company on January 1, 2002. SFAS No. 142 requires, among other things, the cessation of the amortization of goodwill. In addition, the standard includes provisions for the reassessment of the useful lives of existing recognized intangibles, a new method of measuring reported goodwill for impairment and the identification of reporting units for purposes of assessing potential future impairments of goodwill. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test on or before June 30, 2002. The Company is assessing the total impact the foregoing requirements will have on its consolidated balance sheet and statement of operations. Goodwill amortization for the years ended December 31, 2001, 2000 and 1999 amounted to $3.9 million, $4.0 million and $3.0 million, respectively.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, and certain provisions of APB Opinion No. 30, Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS No. 144 are effective for the Company in 2002 and are to be applied prospectively. The Company does not believe the adoption of SFAS No. 144 will have a material impact on its consolidated financial position or results of operations.

Classification – Certain amounts in prior periods have been reclassified to conform to the current period classification.

Note 3

Transactions with Deluxe

Prior to the IPO in June 2000, the Company was a wholly owned subsidiary of Deluxe. Subsequent to the IPO and through the Spin-Off, the Company remained a majority owned subsidiary of Deluxe. Prior to the Spin-Off, Deluxe allocated $16.4 million and $25.6 million for the years ended December 31, 2000 and 1999, respectively, to the Company for the cost of corporate services provided. In 2000, these costs included items related to data sharing, real estate matters and transition services. Prior to 2000, these allocations were based on the ratio of the Company's revenue to Deluxe's revenue, the number of employees in the two organizations and transaction processing costs. The allocated amounts included expenses for various support functions such as human resources, information services and finance. Costs common to the Company and Deluxe were allocated because specific identification of the actual costs incurred was not practicable. The Company believes that this allocation method was reasonable. The amounts allocated to the Company are included in selling, general and administrative expense in the consolidated statements of operations. During 2000, certain of the costs for these support functions were incurred directly by the Company. The remaining corporate services provided by Deluxe were allocated to the Company based on estimates of the costs that would have been incurred by the Company if it were a stand-alone, independent company. The amounts allocated to the Company are included in selling, general and administrative expense in the Company's consolidated statements of operations. The allocation of costs to the Company by Deluxe ceased at the Spin-Off.

Under Deluxe's centralized cash management system, advances from Deluxe and excess cash sent to Deluxe through March 31, 2000, are reflected as contributions by and distributions to Deluxe and are included in stockholders' equity in the consolidated balance sheets. Deluxe also charged the Company for interest expense or credited the Company for interest income based on the cash the Company had borrowed from or provided to Deluxe. The Company was charged or credited net interest income (expense) by or from Deluxe of $(0.9) million and $2.8 million for the years ended December 31, 2000 and 1999, respectively. The average interest rates used to calculate these amounts were 6.7% and 5.1% for the years ended December 31, 2000 and 1999, respectively. These charges and credits are included in interest and other income (expense) in the Company's consolidated statements of operations. The interest rate for net receivables from Deluxe was based on the average 30-day commercial paper composite rate. The interest rate for net payables was based on the average 30-day commercial paper composite rate plus 2%. At December 31, 1999, and again at March 31, 2000, Deluxe forgave the net outstanding amount it was owed by the Company. The Company recorded these transactions as capital contributions. The Company also paid a dividend to Deluxe of $13.8 million at March 31, 2000. Subsequent to March 31, 2000, and through the Spin-Off, the Company and Deluxe have repaid any net amounts owed to each other in cash. The interest rates applied subsequent to March 31, 2000, were based on the one-month LIBOR rate plus 0.25%.

Deluxe provided the Company with an unsecured revolving credit facility of up to $75 million until the Spin-Off. The Company never borrowed any funds under this facility.

On March 31, 2000, the Company purchased real property and a data center located in Phoenix, Arizona and certain related personal property from a subsidiary of Deluxe for $10.0 million. The Company previously rented portions of this facility. The purchase price of the property and data center was at the net book value that was recorded on the general ledger of the Deluxe subsidiary. The Company has leased portions of another facility to Deluxe for various periods through December 2003.

Transactions involving the purchase and sale of goods and services between the Company and Deluxe were executed at either then current market prices or agreed-upon transfer prices. Purchases from Deluxe were $0.2 million and $2.9 million for the years ended December 31, 2000 and 1999, respectively.

Sales to Deluxe were $59.3 million and $9.8 million for the years ended December 31, 2000 and 1999, respectively. Although no longer related parties, the Company and Deluxe continue to maintain a business relationship. Sales to Deluxe for the year ended December 31, 2000, include fees related to services provided pursuant to a five-year software development and business process outsourcing agreement executed during 2000. If Deluxe fails to spend a minimum of $43 million for software development services under this agreement in any year, it will be obligated to make payments to the Company based on a schedule in the contract that is reflective of the Company's estimates of its lost profits. For the year ended December 31, 2001, Deluxe's spending attributable to this agreement was $41.1 million, which did not meet the minimum-spending target, and accordingly additional fees of $0.3 million were accrued. This agreement also calls for the Company to provide business process management services, including accounts receivable, accounts payable and other general accounting and data entry services to Deluxe. Deluxe's annual minimum spending target for business process management services ranges from $8.1 million in 2000 to $4.2 million in 2004. Revenue from Deluxe for business process outsourcing services was $6.2 million for the year ended December 31, 2001. The provision of services by the Company under the software development and business process outsourcing agreement is non-exclusive, and Deluxe may contract with any third party for the provision of professional services.

Note 4

Business Combinations

Effective October 1, 2001, the Company acquired (the Acquisition) the remaining approximately 76% equity interest (the Interests) in Access Cash International L.L.C., a Delaware limited liability company (ACI), from ATM Holding, Inc., a Minnesota corporation (ATM Holding). The acquisition has been accounted for as a purchase in accordance with the provisions of SFAS No. 141. ACI is the second largest independent provider of automated teller machine (ATM) services in the United States. ACI provides turnkey ATM deployment solutions, including ATM sales and management activities, as well as branding and advertising services. The Acquisition is part of a strategy to increase the Company's transaction processing revenues through the acquisition and control of ATM transactions at the point of origination.

The total purchase price (the Purchase Price) of the Interests was $44.6 million, of which approximately $40.3 million was paid in cash on or prior to the Closing Date. Payment of the balance of the Purchase Price (approximately $4.3 million) is subject to the satisfaction of certain post-closing conditions. If these conditions are resolved such that the Company is required to pay any portion of the balance of the Purchase Price, such payments will be accounted for as an increase to goodwill. The Purchase Price was determined by negotiation between the parties and was paid using the available cash reserves of the Company.

In March 2000, the Company paid cash of $20.0 million for an approximate 24% interest in ACI. The Company accounted for this initial investment under the equity method of accounting. The difference of $20.0 million between the investment and the underlying equity in the net assets of ACI was being accounted for in the same manner as goodwill and amortized over 15 years. Following the Acquisition of the Interests, the Company owned 100% of the outstanding equity interests in ACI. Accordingly, under the equity method of accounting the Company's results of operations for the year ended December 31, 2001, include its 24% share of the results of ACI's operations for the period from January 1, 2001, to September 30, 2001, which is recorded in equity in loss of investee, and 100% of the results of ACI's operations for the period from October 1, 2001, to December 31, 2001.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed in connection with the acquisition of ACI, including the remaining balance of the initial $20.0 million investment:

(dollars in thousands) October 1,	2001
Current assets	$12,074
Property and equipment	4,404
Goodwill	48,994
Other intangible assets	13,178
Other non-current assets	347
Total assets acquired	78,997
Current liabilities	14,818
Long-term debt	3,517
Other long-term liabilities	1,895
Total liabilities assumed	20,230
Net assets acquired	$58,767

Other intangible assets primarily represent the estimated fair value of ACI's contractual relationships with its customers, which are being amortized over an estimated useful life of 15 years. The entire amount of goodwill was assigned to the payment systems and services segment. Of that total amount, $45.6 million is expected to be deductible for tax purposes.

The following table summarizes the unaudited pro forma results of operations of the Company as though the acquisition of ACI had occurred at the beginning of each period presented:

(dollars in thousands) (unaudited)	2001	2000
Revenue	$512,903	$459,451
Net income	32,923	1,020
Net income per share:		
Basic	$ 0.72	$ 0.02
Diluted	$ 0.69	$ 0.02

In September 2000, the Company entered into an ATM deployment and management agreement with ACI under which the Company received fees paid by consumers utilizing ATMs deployed by it and interchange fees from their banks. ACI managed this network of ATMs in exchange for a management fee determined by reference to the number of ATMs deployed. In June 2001, the ATM deployment and management agreement was amended (Amendment Agreement) and extended until at least March 31, 2002. The ATM deployment and management agreement was of no further effect upon completion of the Acquisition. In July 2001, the Company and ATM Holding entered into an agreement (Letter Agreement) acknowledging their mutual desire to pursue a transaction by which the Company would acquire the remaining 76% of ACI.

Collectively, the June 2001 Amendment Agreement and the July 2001 Letter Agreement resulted in payments among the Company, ACI and ATM Holding. These Payments were accounted for as advances and repayments between the parties and the net amount of these payments was treated as a $1.3 million reduction to the purchase price of ACI.

Prior to the Acquisition, the Company had entered into agreements with ACI to supply cash for ATMs managed by ACI and deployed by the Company in various locations throughout the United States. These vault cash agreements provided that the Company would retain control over and ownership of this cash. Subject to the approval of the Company, ACI determined the level of cash required to be maintained within the ATMs up to an authorized level. The Company received a fee for making such cash available. The agreements, and the corresponding restrictions on the vault cash ceased to be effective following the Acquisition. Accordingly, the Company has reclassified the cash in ATMs that had been classified as restricted at December 31, 2000, to cash and cash equivalents during 2001. ACI also has a vault cash agreement with a financial institution. The agreement provides that the financial institution has the option to provide cash services for ATMs deployed by ACI on a case-by-case basis. ACI pays a monthly fee of the New York Prime, as defined plus one half percent on the average daily balance of funds provided to the ATMs. The bank may terminate the agreement if it incurs material losses. The Company may terminate the agreement upon payment of a penalty. The initial term of the agreement expires in November 2003. Total cash provided as a result of this agreement was $17.8 million at December 31, 2001.

Prior to the Acquisition, the Company had agreed to guarantee up to $3.0 million (CAD) of equipment lease payments for ACI's Canadian customers and through December 31, 2001, the Company had guaranteed lease payments amounting to $1.3 million. Through December 31, 2001, the Company made payments of $59,000 pursuant to these guarantees.

The following table summarizes the transactions between the Company and ACI during the period from March 2000 when the Company made its initial investment in ACI until September 30, 2001, when the Company acquired the remainder of the equity interests in ACI.

(dollars in thousands)	**2001**	2000
Revenue:		
Surcharge/interchange	**$50,673**	$19,861
Transaction processing	**893**	539
ATM cash	**1,459**	2,113
Other	**157**	186
Expenses:		
Management fee	**49,924**	20,948
Other	**23**	300
Other:		
Equity in losses of ACI	**(1,097)**	(500)

On April 13, 1999, Deluxe acquired the remaining 50% ownership interest in HCL-Deluxe, N.V. (eFunds India) for $23.4 million in cash. This entity commenced operations as a joint venture between Deluxe and HCL Corporation of India in September 1997. eFunds India provides information technology consulting and business process management services to financial services companies and to all of the Company's and Deluxe's businesses. The ownership of eFunds India was transferred to the Company under the Plan discussed in Note 1. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the entire results of this business from the date the Company acquired 100% ownership. Prior to this point, the Company recorded its 50% ownership of the joint venture's results under the equity method of accounting. This business is included in the payment systems and services segment. The purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $24.9 million is reflected as goodwill and is being amortized over 15 years.

On February 19, 1999, Deluxe acquired all of the outstanding shares of eFunds Corporation of Tustin, California, an electronic check conversion company, for $13 million in cash. The company provides electronic check conversion and electronic funds transfer solutions for financial services companies and retailers. The ownership of this company was transferred to the Company under the Plan discussed in Note 1. The acquisition was accounted for under the purchase method of accounting. Accordingly, the consolidated financial statements of the Company include the results of this business subsequent to its acquisition date. This business is included in the payment systems and services segment. The purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values on the date of purchase. Total cost in excess of net assets acquired in the amount of $15.7 million is reflected as goodwill and is being amortized over 10 years.

Note 5

Contract Losses

The Company has historically incurred losses related to its government services business and has established a reserve to provide for expected future losses on existing long-term service contracts. During 2001, the Company recorded a net credit of $2.5 million to reflect an overall reduction in the level of expected future losses on long-term service contracts within its government services segment. This amount is reflected in cost of revenue in the Company's consolidated statement of operations. The net credit is composed of reductions to the reserve of $3.8 million reflecting costs which continue to be lower than originally anticipated, offset by a provision for a loss of $1.3 million for an additional state where projected future costs exceed projected future revenue.

During the second quarter of 2000, the Company recorded net charges of $9.7 million for additional expected future losses on the contracts of the government services segment's electronic benefits transfer (EBT) business. This amount is reflected in cost of sales in the Company's consolidated statement of operations. In April 2000, the Company completed negotiations with the prime contractor for a state coalition for which the Company provides EBT services. Prior to this, the Company and the prime contractor were operating without a binding, legally enforceable contract. The Company increased its accrual for expected future losses on long-term service contracts by $12.2 million to reflect the fact that the Company had a signed agreement with this contractor. Offsetting this charge was the reversal of $2.5 million of previously recorded contract loss accruals. These reversals resulted from productivity improvements and cost savings from lower than anticipated telecommunications and interchange expenses.

During 1999, charges of $8.2 million were recorded to provide for additional expected future losses on the contracts of the government services segment and an additional $0.5 million was recorded to reflect the impairment of the assets used in servicing such contracts. These charges are reflected in cost of sales in the 1999 consolidated statement of operations. A majority of the charges resulted from the conclusion of negotiations with a prime contractor regarding the timing and costs of transitioning switching services from the Company to a new processor. Also, lower than projected actual transaction volumes (primarily related to states fully rolled-out in 1999) contributed to the changes in the estimates underlying the previously recognized charges.

The following table summarizes the activity of the accrued contract loss reserve:

(dollars in thousands) Year Ended December 31,	**2001**	2000	1999
Beginning balance	**$22,247**	$20,599	$14,697
Provision for contract losses	**1,295**	12,200	8,208
Reversal of provision for contract losses	**(3,795)**	(2,500)	—
Charges to reserve	**(4,970)**	(8,052)	(2,306)
Ending balance	**$14,777**	$22,247	$20,599

Note 6

Restructuring Charges

The Company's consolidated balance sheets reflect restructuring accruals of $2.4 million and $0.4 million as of December 31, 2001 and 2000, respectively, for employee severance and other costs. During the first quarter of 2001, a restructuring charge of $3.2 million was recorded relating to the planned closure of the Company's operations in Bothell, Washington. This new restructuring charge is reflected in selling, general and administrative (SG&A) expenses in the consolidated statement of operations.

In 2000, the Company identified additional opportunities for savings in the payment systems and services segment and planned to reduce the workforce in the United Kingdom division of this segment by 31 employees. Accordingly, the Company expensed $0.6 million.

During 1999, the Company reversed $2.4 million of restructuring accruals relating to its 1998 initiative to reduce SG&A expense and a 1996 plan to reduce the workforce at the international operations of the payment systems and services segment. The reduction in the SG&A expense initiative accrual was due to higher than anticipated attrition that resulted in severance payments to 37 fewer employees than originally anticipated. Also, due to the Company's decision in 1999 to retain the international operations of its payment systems and services segment, planned reductions within that business were canceled. These accrual reversals are reflected in SG&A expense in the 1999 consolidated statement of operations.

The following table summarizes the change in the Company's restructuring accruals for 2001, 2000 and 1999:

	2001		2000		1999	
(dollars in thousands) Year Ended December 31,	**Number of employees affected**	**Amount**	Number of employees affected	Amount	Number of employees affected	Amount
Balance – beginning of year	**9**	**$ 378**	6	$ 1,242	186	$ 4,672
Provisions for restructuring	**224**	**3,200**	31	555	—	—
Severance and other costs paid	**(159)**	**(1,170)**	(28)	(1,419)	(18)	(1,031)
Adjustments to accrual	—	—	—	—	(162)	(2,399)
Balance – end of year	**74**	**$ 2,408**	9	$ 378	6	$ 1,242

Note 7

Provision for Income Taxes

Income (loss) before income taxes consists of:

(dollars in thousands) Year Ended December 31,	2001	2000	1999
Domestic	$45,147	$5,368	$(2,163)
Foreign	11,101	2,914	(477)
Total	$56,248	$8,282	$(2,640)

The components of the provision for income taxes are as follows:

(dollars in thousands) Year Ended December 31,	2001	2000	1999
Current tax benefit (provision)			
Federal	$ (3,913)	$(4,030)	$ 5,527
Foreign	(100)	(47)	—
State	(2,193)	(31)	(271)
Total	(6,206)	(4,108)	5,256
Deferred tax benefit (provision)			
Federal	(12,259)	684	(10,811)
State	(491)	(220)	(31)
Total	$(18,956)	$(3,644)	$ (5,586)

The Company's effective tax rate on pretax income (loss) differs from the U.S. Federal statutory tax rate of 35% as follows:

(dollars in thousands) Year Ended December 31,	2001	2000	1999
Income tax at Federal statutory rate	$(19,687)	$(2,899)	$ 924
State income taxes net of Federal income tax benefit	(1,680)	(163)	(196)
Difference between Federal statutory rate and foreign tax rate	4,096	1,713	(58)
Amortization and write down of intangibles	(1,570)	(1,412)	(1,074)
Change in valuation allowance	2,989	(826)	(4,591)
Other	(3,104)	(57)	(591)
Provision for income taxes	$(18,956)	$(3,644)	$(5,586)

Tax effected temporary differences, which give rise to a significant portion of deferred tax assets and liabilities are as follows:

	2001		2000	
(dollars in thousands)	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Net operating loss carryforwards	$ 11,606	$ —	$ 14,625	$ —
Reserve for legal proceedings	114	—	407	—
Accrued contract losses	5,917	—	9,166	—
Restructuring accruals	1,107	—	144	—
Property and equipment	—	695	10	—
Intangibles	—	6,618	440	—
Employee benefit and incentive plans	1,155	—	1,257	—
Miscellaneous reserves and accruals	2,067	—	1,397	—
All other	484	—	218	504
Subtotal	22,450	7,313	27,664	504
Valuation allowance	(11,606)	—	(14,595)	—
Total deferred taxes	$ 10,844	$7,313	$ 13,069	$504

The valuation allowance relates principally to the uncertainty of realizing federal, foreign and state net operating loss carryforwards. The valuation allowance includes approximately $1.5 million for net operating loss carryforwards of a business that was acquired in 1999. Any utilization of these net operating loss carryforwards would be recorded as a reduction of goodwill. The amount of net operating loss utilization for 2001 recorded as a reduction of goodwill was $0.2 million.

At December 31, 2001, net operating loss carryforwards relating to federal, state and foreign jurisdictions amounted to $10.1 million, $95.8 million and $10.6 million, respectively. Of these carryforwards $10.6 million of foreign net operating losses may be carried forward indefinitely. Federal and state net operating loss carryforwards are subject to expiration as follows:

(dollars in thousands)	Federal	State	Total
2002-2005	$ —	$ 80	$ 80
2006-2010	—	149	149
2011	—	5,955	5,955
2012	—	5,076	5,076
2013	—	20,359	20,359
2014	—	31,398	31,398
2015	—	31,261	31,261
2016	—	31	31
2017	—	46	46
2018	4,317	327	4,644
2019	5,620	497	6,117
2020	165	571	736
Total	$10,102	$95,750	$105,852

The Company's Indian software development and business process management operations qualify for tax incentives associated with businesses which operate within designated geographic locations in India. Such incentives generally provide the Company with exemptions from Indian tax on certain business income generated from these operations and phase out through March 2009. These tax incentives reduced the Company's income tax expense by approximately $5.1 million and $1.9 million in the years ended December 31, 2001 and 2000, respectively.

Note 8

Employee Benefit Plans

Stock Purchase Plan – Until the Spin-Off, the Company's U.S. employees participated in Deluxe's employee stock purchase plan. This plan enabled eligible employees within the Deluxe organization to purchase Deluxe's common stock at 75% of its fair market value on the first business day following each three-month purchase period. The Company's participation in the stock purchase plan terminated at the time of the Spin-Off. Compensation expense was recognized for the difference between the participating employees' purchase price and the fair value of the stock purchased in the amount of $0.9 million and $0.7 million in 2000 and 1999, respectively.

Following the Spin Off, the Company established a non-compensatory Employee Stock Purchase Plan (ESPP) as defined in Section 423(b) of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder. The Company has reserved 2.3 million shares for issuance in accordance with the provisions of the ESPP. All regular full-time employees of the Company are eligible to participate in the ESPP, subject to certain limitations. The ESPP enables eligible employees to purchase the Company's common stock at the lesser of 85% of its fair market value on the first or last business day of each three-month purchase period (six months with respect to the first purchase period). The Company's shareholders approved the ESPP in 2001.

Stock Incentive Plans – Employees of the Company participated in Deluxe's other stock incentive plans through the date of the Spin-Off. Under these plans, stock-based awards could be issued to employees via a broad range of methods, including non-qualified or incentive stock options, restricted stock and restricted stock units, stock appreciation rights and other similar awards. Options become exercisable in varying amounts beginning generally one year after the date of grant.

In connection with the Spin-Off (see Note 1), Deluxe and the Company decided that Deluxe options outstanding as of the record date for the Spin-Off would be converted to options to purchase shares of the Company and options to purchase shares of Deluxe based on a formula that compared the market value of the Company's and Deluxe's common stock at the record date for the Spin-Off. The formula was designed to maintain an equivalent intrinsic value for the option holder utilizing the criteria described in Emerging Issues Task Force No. 90-9, Changes to Fixed Employee Stock Option Plans as a Result of Equity Restructuring. To accommodate the conversion, the Company established the eFunds Corporation Stock Incentive Plan for Deluxe Conversion Awards (the "Conversion Plan").

Under the Conversion Plan, the converted options retain their remaining terms, vesting and other characteristics as provided in the Deluxe plans except that options awarded under the 1998 DeluxeSHARES program were modified to require that vesting prior to January 30, 2001, was conditioned upon the per share price of the Company's common stock reaching a market price at least equal to 150% of the per share exercise price of the converted option rather than 150% of per share exercise price of the original DeluxeSHARES option. The DeluxeSHARES conversion options became exercisable on January 31, 2001.

Options to purchase 2.9 million shares of the Company's common stock were outstanding with a weighted average exercise price of $13.75 per share at December 31, 2000, under the Conversion Plan. The Company did not record compensation expense as a result of the conversion process.

In connection with the IPO, the Company established the eFunds Corporation 2000 Stock Incentive Plan under which 9.1 million shares were reserved for issuance. The plan provides for a broad range of methods to deliver stock-based awards similar to those of the Deluxe plans, except that incentive stock options may not be issued under the Company's stock incentive plan. Options issued under the plan become exercisable in varying amounts beginning generally one year after the date of grant and generally become fully vested after three years. Awards made under the plan have a maximum term of ten years.

Deluxe issued restricted shares and restricted stock units to Company employees as follows: 11,456 units at a weighted-average fair value of $26.19 per share during 2000, and 6,264 shares and units at a weighted-average fair value of $26.19 per share during 1999. All outstanding Deluxe restricted stock units held by employees of the Company were cancelled in connection with the Spin-Off. The Company issued 53,514 restricted stock units in 2001 and 10,000 restricted stock units in 2000 prior to the Spin-Off. These awards generally vested over periods ranging from one to five years. No consideration is paid by the employees for these awards. The Company recorded compensation expense of $665,000, $328,000 and $164,000 for restricted share and restricted stock unit awards for the years ended December 31, 2001, 2000 and 1999, respectively. One member of the Board of Directors elected to receive 1,537 restricted stock units in lieu of compensation.

Information with respect to stock option activity is as follows:

	2001		2000	
Year Ended December 31,	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Options outstanding at beginning of year	5,485,908	$13.33	—	$ —
Deluxe options converted to eFunds options	—	—	2,918,435	13.75
Options granted	1,330,174	11.51	2,772,458	12.84
Options exercised	(732,312)	13.43	—	—
Options cancelled	(412,385)	12.57	(204,985)	(12.89)
Options outstanding at end of year	5,671,385	$12.95	5,485,908	$ 13.33

For options outstanding and exercisable at December 31, 2001, the exercise price ranges and average remaining lives in years were as follows:

Ranges of Exercise Prices	Options Outstanding	Wtd. Avg. Remaining Life	Wtd. Avg. Exercise Price	Options Exercisable	Wtd. Avg. Exercise Price
$ 7.13 – $12.87	1,679,076	8.45	$11.01	262,083	$11.35
$13.00 – $13.88	2,467,993	8.15	13.02	1,097,039	13.04
$14.05 – $21.33	1,524,316	6.55	14.97	1,223,070	14.64
	5,671,385	7.81	$12.95	2,582,192	$13.63

Pro forma information regarding net income (loss) and net income (loss) per share has been determined as if the Company had accounted for its employee stock-based compensation under the fair value method. The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model. The following weighted-average assumptions were used in valuing options issued in 2001, 2000 and 1999, respectively: risk-free interest rate of 4.6%, 5.0% and 6.7%; dividend yield of 0.0%, 0.0% and 4.6%; and expected volatility of 78.6%, 50.0% and 24.0%, respectively. The weighted-average expected option life was 5 years, 5 years and 9 years for 2001, 2000 and 1999, respectively. The weighted-average fair value of options granted in 2001, 2000 and 1999 was $7.74, $6.33 and $8.28, respectively. For purposes of pro forma disclosures, the estimated fair value of the options was recognized as expense over the options' vesting periods.

The Company's pro forma net income (loss) and net income (loss) per share were as follows:

(dollars in thousands, except per share amounts) Year Ended December 31,	2001	2000	1999
Net income (loss):			
As reported	**$37,292**	$4,638	$ (8,226)
Pro Forma	**$30,463**	$1,795	$(10,638)
Basic and diluted net income (loss) per share:			
As reported:			
Basic	**$ 0.81**	$ 0.11	$ (0.21)
Diluted	**$ 0.79**	$ 0.11	$ (0.21)
Pro Forma:			
Basic	**$ 0.66**	$ 0.04	$ (0.27)
Diluted	**$ 0.64**	$ 0.04	$ (0.27)

Profit Sharing, Defined Contribution and 401(k) Plans – As part of the Spin-Off (see Note 1), the Company established a new 401(k) plan effective on January 1, 2001. During 2001, employees could contribute the lesser of $10,500 or 10% of their eligible wages to the new plan. The Company matched 100% of the first 5% of wages contributed. The new 401(k) plan has a profit sharing feature whereby the Company will contribute up to an additional 10% of an employee's contribution, depending on the Company's performance, as long as the employee is enrolled in the plan and contributing at least 3% of their eligible wages. The Company's expense for matching and profit sharing amounted to $9.7 million for the year ended December 31, 2001. The Company also maintains a defined contribution plan for its UK based employees. Expenses under this plan amounted to $0.4 million in 2001.

Prior to the Spin-Off from Deluxe, the Company participated in Deluxe's profit sharing plans, defined contribution pension plan and plans established under section 401(k) of the Internal Revenue Code to provide retirement benefits for certain employees. The plans covered substantially all U.S. based full-time employees with approximately 15 months of service. Contributions to the profit sharing and defined contribution plans were made solely by the Company. Employees were able to contribute up to the lesser of $10,000 or 10% of their wages to the 401(k) plan. The Company matched the first 1% of wages contributed and 50% of the next 4% of wages contributed. All contributions were remitted to the plans' respective trustees, and benefits provided were paid from accumulated funds of the trusts.

Contributions to the defined contribution pension plan equaled 4% of eligible compensation in 2000 and 1999. Related expense allocated to the Company for these years was $4.9 million and $3.2 million, respectively. Contributions to the profit sharing plans varied based on the Company's performance. Related expense incurred by the Company for these plans was $3.1 million and $4.8 million in 2000 and 1999, respectively. Company contributions to the 401(k) plan were $2.3 million and $1.5 million in 2000 and 1999, respectively.

Profit sharing and defined contribution expenses were recorded by the Company based on system generated payroll reports detailing the eligible wages on which the contribution is based. The expense was determined based on Deluxe's contribution percentage for the plan year multiplied by the applicable wages. During 2000 and 1999, the allocation for 401(k) expense was based on a fixed percentage of the Company's salaries and wages and varied by business segment.

The Company has also established a deferred compensation plan that permits eligible employees to defer base salary, annual cash incentive compensation and/or sales incentive compensation in accordance with the terms of the plan. The amount of compensation to be deferred is based on elections made by each participant. The amounts of base salary, annual cash incentive compensation and sales incentive compensation deferred by a participant is credited with earnings and investment gains and losses by assuming that the amount deferred was invested in one or more investment options selected by the participant. The Company will also credit certain amounts specified in the plan related to the 401(k) plan to participants' accounts. The plan provides that the Company may make additional contributions to the participants' accounts at its sole discretion. No such supplemental contributions have been made.

Note 9

Post-Retirement Benefits

Prior to the Spin-Off, the Company provided certain health care benefits for a portion of its retirees. Although the plan was combined with the Deluxe Corporation Post-Retirement Health Care Plan (the Deluxe plan), the actuarial valuation for the Company's plan was calculated separately from the rest of the Deluxe plan.

The Company terminated this plan as of the date of the Spin-Off (see Note 1). Employees and retirees who were eligible for medical benefits as of the Spin-Off will continue to receive this benefit; however, the obligation to provide this benefit was assumed by Deluxe. In connection with the termination of this plan, the Company recognized a gain of $0.6 million relating to the termination of retiree medical coverage for those not eligible for benefits as of the Spin-Off date. Net post-retirement benefit cost for the years ended December 31, 2000, and 1999, amounted to $0.2 million and $0.2 million, respectively.

Note 10

Lease and Debt Commitments

Long-term debt was as follows:

(dollars in thousands) December 31,	**2001**	2000
Capital leases and other	**$ 5,310**	$ 4,344
Less amount due within one year	**(2,781)**	(2,100)
Total	**$ 2,529**	$ 2,244

Long-term debt consists principally of capital lease obligations related to equipment. The capital lease obligations bear interest rates of 6.1% to 35.9% and are due through the year 2004. Carrying value approximates fair value for these obligations. Maturities of long-term debt for the five years ending December 31, 2006, are $2.8 million in 2002, $1.4 million in 2003, $1.1 million in 2004, $0 in 2005 and $0 in 2006. The net book value of equipment under capital leases was $3.5 million at December 31, 2001.

The Company has entered into operating leases on certain facilities and equipment. Future minimum lease payments for non-cancelable operating leases for each of the years in the five-year period ending December 31, 2006, are $14.5 million in 2002, $11.4 million in 2003, $9.3 million in 2004, $5.6 million in 2005, $4.9 million in 2006 and $18.5 million thereafter. Rental expense was $13.5 million, $17.5 million and $20.7 million in 2001, 2000 and 1999, respectively.

In September 2001, the Company obtained a new revolving credit facility in the amount of $20.0 million to replace a facility that was maturing. The lender reissued an irrevocable standby letter of credit in the amount of $4.0 million to guarantee the Company's performance under a government services contract with the state of New York. In November 2001, the letter of credit was reduced to $1.0 million and, accordingly, the Company's borrowing capacity under the new facility was increased from $16.0 million to $19.0 million. This letter of credit had originally been issued under the prior credit facility. The Company did not borrow any funds under this facility through December 31, 2001. Loans under this facility will bear interest at the applicable prime rate or the LIBOR rate plus a margin determined by reference to the Company's leverage ratio, as defined in the loan documents. The facility is guaranteed by certain of the Company's subsidiaries and requires the Company to comply with certain financial and non-financial covenants. The Company is currently in compliance with all of these requirements. This facility has a term of one year.

On December 29, 2000, the Company obtained a $15.0 million revolving credit facility with a term of nine months. The Company did not borrow any funds under this facility through its maturity in September 2001.

The Company's India operations had a $10.0 million credit facility, denominated in Indian rupees, available at the lender's prime interest rate. Borrowings under this facility were due on demand and guaranteed by the Company. In March 2001, the Company repaid the outstanding balance of this facility and $8.5 million of a $10.0 million time deposit account maintained by the Company to support its guaranty was returned to the Company. The Company subsequently requested that the amount available for borrowing under the facility be reduced to $1.5 million. The Company now uses the facility primarily for the purpose of securing letters of credit issued in the ordinary course of business. At December 31, 2001, the aggregate value of outstanding letters of credit amounted to $1.3 million. This facility matures on September 30, 2002. The average amount drawn on this credit facility during the first quarter of 2001 was $5.3 million at a weighted average interest rate of 15.5%. The Company did not borrow against this credit facility during the remainder of 2001. As of December 31, 2000, $5.3 million was outstanding at an interest rate of 15.4%. The average amount drawn on this line during 2000 was $4.5 million at a weighted average interest rate of 15.4%. The average amount drawn down on this line during 1999 was $2.7 million at a weighted average interest rate of 15.8%.

Note 11

Business Segment Information

The Company has organized its business units into two operating segments based on the nature of each segment's customers. These segments are payment systems and services and government services. The payment systems and services segment provides the financial services and retail industries with a comprehensive suite of transaction processing and risk management and decision support products as well as professional services including information technology consulting, software development and business process outsourcing services. The government services segment provides online EBT services under entitlement programs on behalf of state and local governments and Medicaid eligibility verification services.

The Company's segments operate primarily in the United States. The payment systems and services segment also has international operations. Concord EFS accounted for approximately 10.9% of the Company's total net revenue during the year ended December 31, 2001 and Deluxe accounted for 14.2% of the Company's total net revenue during the year ended December 31, 2000.

The accounting policies of the segments are the same as those described in Note 2. In evaluating segment performance, management focuses on operating income. The operating income measurement utilized by management excludes special charges (e.g., restructuring charges, asset impairment charges, certain one-time charges that management believes are not reflective of ongoing operations, etc.). Net special items in 2001 resulted from a charge of $0.7 million consisting of a special charge of $3.2 million related to the closure of the Company's Bothell, Washington operations and a net special credit of $2.5 million related to a reduction in the loss contract reserve. The special charge for the Bothell closure is recorded in the payment systems and services segment. The net special credit of $2.5 million is recorded in the government services segment. Special charges in 2000 were $15.8 million, $6.1 million of which was included in the payment systems and services segment and related primarily to costs incurred in connection with the Spin-Off from Deluxe and $9.7 million of which was included in the government services segment and related to a charge taken for loss contracts. In 1999, special charges of $8.7 million related primarily to loss contracts within the government services business.

Prior to the acquisition of the remaining 50% interest in eFunds India in 1999 (see Note 4), the results of this business were recorded under the equity method of accounting. As such, the Company recorded its 50% ownership of the joint venture's results of operations prior to the acquisition in other expense in the consolidated statements of operations. To be consistent with management reporting, the entire results of the joint venture for the pre-acquisition periods are reflected in the business segment information as if the business had been a consolidated entity.

Segment information is as follows:

(dollars in thousands) Year Ended December 31, 2001	**Payment systems and services**	**Government services**	**Total consolidated**
Total net revenue	**$ 468,736**	**$ 44,901**	**$ 513,637**
Gross margin excluding net special items	**186,675**	**17,573**	**204,248**
Operating income excluding net special items	**42,500**	**14,277**	**56,777**
Net special items	**(3,200)**	**2,500**	**(700)**
Gross margin including net special items	**186,675**	**20,073**	**206,748**
Operating income including net special items	**39,300**	**16,777**	**56,077**
Depreciation and amortization expense	**39,952**	**—**	**39,952**
Segment assets	**421,060**	**20,244**	**441,304**
Capital purchases	**30,902**	**—**	**30,902**

(dollars in thousands) Year Ended December 31, 2000	Payment systems and services	Government services	Total consolidated
Net revenue from unaffiliated external customers	$314,278	$ 44,332	$358,610
Net revenue from Deluxe	59,284	—	59,284
Total net revenue	373,562	44,332	417,894
Gross margin excluding special charges	151,170	14,462	165,632
Operating income excluding special charges	16,059	9,594	25,653
Special charges	(6,077)	(9,700)	(15,777)
Gross margin including special charges	151,170	4,762	155,932
Operating income (loss) including special charges	9,982	(106)	9,876
Depreciation and amortization expense	31,069	—	31,069
Segment assets	366,190	22,397	388,587
Capital purchases	41,893	—	41,893

(dollars in thousands) Year Ended December 31, 1999	Payment systems and services	Government services	Total consolidated
Net revenue from unaffiliated external customers	$248,630	$ 48,277	$296,907
Net revenue from Deluxe	9,758	—	9,758
Total net revenue	258,388	48,277	306,665
Gross margin excluding special charges	108,757	9,478	118,235
Operating income excluding special charges	7,033	3,454	10,487
Special charges	(2,713)	(10,096)	(12,809)
Gross margin including special charges	108,757	778	109,535
Operating income (loss) including special charges	4,320	(6,642)	(2,322)
Depreciation and amortization expense	22,644	—	22,644
Segment assets	246,861	34,410	281,271
Capital purchases	37,441	929	38,370

A summary of the Company's revenue by segment and product line follows:

(dollars in thousands) Year Ended December 31, 2001	**Payment systems and services**	**Government services**	**Total**
Transaction processing	**$ 188,152**	**$ 44,901**	**$ 233,053**
Risk management and decision support	**142,034**	**—**	**142,034**
Professional services	**138,550**	**—**	**138,550**
Total net revenue	**$ 468,736**	**$ 44,901**	**$ 513,637**

(dollars in thousands) Year Ended December 31, 2000	Payment systems and services	Government services	Total
Transaction processing	$129,812	$44,332	$174,144
Risk management and decision support	137,701	—	137,701
Professional services	106,049	—	106,049
Total net revenue	$373,562	$44,332	$417,894

(dollars in thousands) Year Ended December 31, 1999	Payment systems and services	Government services	Total
Transaction processing	$101,429	$48,278	$149,707
Risk management and decision support	107,897	—	107,897
Professional services	49,061	—	49,061
Total net revenue	$258,387	$48,278	$306,665

Segment information reconciles to consolidated amounts as follows:

(dollars in thousands) Year Ended December 31,	**2001**	2000	1999
Total net revenue:			
Total segment net revenue	**$513,637**	$417,894	$306,665
Professional services pre-acquisition elimination	**—**	—	(4,325)
Total consolidated net revenue	**$513,637**	$417,894	$302,340
Operating income (loss) including net special items:			
Total segment operating loss	**$ 56,077**	$ 9,876	$ (2,322)
Professional services pre-acquisition elimination	**—**	—	1,234
Total consolidated operating income (loss)	**$ 56,077**	$ 9,876	$ (1,088)
Depreciation and amortization expense:			
Total segment depreciation and amortization expense	**$ 39,952**	$ 31,069	$ 22,644
Professional services pre-acquisition elimination	**—**	—	(143)
Total consolidated depreciation and amortization expense	**$ 39,952**	$ 31,069	$ 22,501
Total assets:			
Total segment assets	**$441,304**	$388,587	$281,271
Income tax receivable and long-term deferred tax asset not allocated to segments	**—**	—	8,658
Total consolidated assets	**$441,304**	$388,587	$289,929
Capital purchases:			
Total segment capital purchases	**$ 30,902**	$ 41,893	$ 38,370
Professional services pre-acquisition elimination	**—**	—	(145)
Total consolidated capital purchases	**$ 30,902**	$ 41,893	$ 38,225

Revenues are attributed to geographic areas based on the location of the assets producing the revenue. The Company's operations by geographic area are as follows:

	Total Net Revenue Year Ended December 31,			Property and Equipment December 31,	
(dollars in thousands)	**2001**	2000	1999	**2001**	2000
United States	**$473,250**	$392,139	$281,933	**$64,687**	$69,806
United Kingdom	**15,164**	16,219	17,468	**1,736**	1,849
India	**23,075**	9,536	2,939	**8,950**	5,673
Other foreign countries	**2,148**	—	—	**265**	27
Total consolidated	**$513,637**	$417,894	$302,340	**$75,638**	$77,355

Note 12

Legal Proceedings

The Company is party to various legal actions arising in the ordinary course of business. In the opinion of management, the final disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

On March 8, 2002, the Company received a letter from a Staff Accountant at the Central Regional Office of the Securities and Exchange Commission (the "SEC") stating that the SEC is conducting an inquiry of the Company and requesting the Company's voluntary assistance in connection with the provision of certain documents relating to the Company's 2001 financial results and certain transactions between the Company and ACI, among other things. The letter from the SEC states that the inquiry is non-public and that it should not be construed as an indication that the SEC believes any violation of law has occurred. The Company intends to cooperate fully with the SEC in resolving this matter. The Company may, however, be the subject of additional inquiries or become subject to a fine or other liabilities.

During 1997, a judgment was entered against the Company in the U.S. District Court for the Western District of Pennsylvania. The case was brought against the Company by Mellon Bank (Mellon) in connection with a potential bid to provide electronic benefit transfer services for the Southern Alliance of States. In January 1999, the United States Court of Appeals for the Third Circuit affirmed the judgment of the district court and the Company paid $32.2 million to Mellon in February 1999. The portion of the reserve established by the Company in 1997 and remaining after the payment of this judgment ($2.1 million) was reversed and is reflected in legal proceedings in the 1999 consolidated statement of operations.

Note 13

Commitments and Contingencies

In connection with the Company's EBT and collection activities, the Company posts surety bonds with state agencies guaranteeing its performance of certain obligations related to contracts or state requirements. The aggregate amount of such bonds outstanding at December 31, 2001 was $7.8 million.

An Indian bank has issued an advance guarantee on behalf of the Company to secure its performance under a customer contract. The guarantee is secured by a time deposit of $0.9 million, which is refundable in March 2002.

The Company operates a call center in Mumbai, India under a customer contract. The customer is entitled to acquire either a 49% or 100% ownership interest in the call center operations on or after the earlier of the date the customer has acquired a 49% interest or the end of the third year of the agreement, unless extended. The price at which such ownership interest may be acquired by the customer is to be based on the mutual agreement of the parties or an independent valuation. The call center operation generated revenue of $16.5 million in 2001.

Note 14

Subsequent Event

On January 31, 2002, the Company purchased substantially all the U.S. ATM-related assets of Hanco Systems, Inc., an independent ATM deployment and management company. The purchase price paid by the Company was $11.4 million plus an additional amount for the outstanding accounts receivable on the date of closing plus the assumption of certain liabilities. The transaction will be accounted for as a business combination under SFAS No. 141.

Summarized Quarterly Financial Data (Unaudited)

(dollars in thousands except per share amounts)

2001 Quarter Ended,[1]	March 31	June 30	September 30	December 31
Net revenue	$ 124,498	$ 126,057	$ 132,978	$ 130,104
Cost of revenue	79,650	77,532	74,046[2]	75,661
Net income	4,083	7,738	13,645	11,826
Per share of common stock:				
Net income – basic	$ 0.09	$ 0.17	$ 0.30	$ 0.26
Net income – diluted	$ 0.09	$ 0.16	$ 0.28	$ 0.25

[1] The sum of quarterly earnings per share may not equal annual earnings per share, due to rounding.

[2] Includes a net credit of $2.5 million to reduce the reserve for additional expected future losses on existing contracts of the government services segment.

(dollars in thousands except per share amounts)

2000 Quarter Ended,[1]	March 31	June 30	September 30	December 31
Net revenue	$100,255	$100,970	$104,003	$112,666
Cost of revenue	58,757	69,139[2]	63,475	70,591
Net income (loss)	1,216	(4,566)	3,887	4,101
Per share of common stock:				
Net income (loss) – basic and diluted	$ 0.03	$ (0.11)	$ 0.09	$ 0.09

[1] The sum of quarterly earnings per share may not equal annual earnings per share, due to rounding.

[2] Includes a charge of $9.7 million to reserve for additional expected future losses on existing contracts of the government services segment.

Independent Auditors' Report

The Board of Directors and Stockholders of:
eFunds Corporation
Scottsdale, Arizona

We have audited the accompanying consolidated balance sheets of eFunds Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of iDLX Holdings NV (a consolidated subsidiary), which statements reflect total assets constituting 9% of consolidated total assets at December 31, 2001 and revenue and net income constituting 5% and 34% respectively, of consolidated total revenue and net income for the year ended December 31, 2001. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for iDLX Holdings NV, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of eFunds Corporation and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Phoenix, Arizona
February 25, 2002 (March 8, 2002 as to the second paragraph of Note 12)

Corporate Information

Board of Directors

J.A. Blanchard III
Chairman of the Board and
Chief Executive Officer,
eFunds Corporation

John J. (Jack) Boyle III*
Chief Executive Officer,
Cogentric, Inc.

Janet M. Clarke
Former Executive Vice President,
Young & Rubicam Inc.

Sheila A. Penrose*
President,
The Penrose Group

Jack Robinson*
Vice President, Finance,
IBM.com

Hatim A. Tyabji
Chairman,
Datacard Group

*Audit committee member

Securities Information

The shares of eFunds Corporation are listed on the Nasdaq National Market under the symbol "EFDS." The following table sets forth the high, low and closing prices of eFunds' common stock, as reported by the Nasdaq National Market, for the calendar quarters indicated.

2001 Quarter	High	Low	Close
1st	**$ 19.25**	**$ 7.75**	**$ 19.25**
2nd	**$ 26.20**	**$ 17.00**	**$ 18.60**
3rd	**$ 23.74**	**$ 12.33**	**$ 16.65**
4th	**$ 20.59**	**$ 12.69**	**$ 13.75**

2000 Quarter	High	Low	Close
2nd	$14.00	$10.88	$11.63
3rd	$11.69	$ 7.19	$ 7.38
4th	$11.13	$ 6.00	$ 9.19

Annual Meeting

The annual meeting of stockholders will be held at 12:30 p.m. EDT on May 30, 2002, at the Boston Harbor Hotel, in Boston, Massachusetts.

Form 10K and Other Investor Information

You may order a copy of the Form 10-K (Annual Report) we filed with the Securities and Exchange Commission and other financial documents without charge by calling Investor Relations at 480-629-7700 or upon written request to:

eFunds Corporation
Gainey Center II, Suite 300
8501 North Scottsdale Road
Scottsdale, Arizona 85253
Attention: Investor Relations

Independent Auditors

Deloitte & Touche L.L.P.
Phoenix, Arizona

Stock Registrar and Transfer Agent

Shareholders with questions concerning stock certificates, account information or stock transfers should contact our transfer agent.

EquiServe Trust Company, N.A.
P.O. Box 2500
Jersey City, NJ 07303-2500
Inside the U.S. 1-800-446-2617
Outside the U.S. 1-201-324-0498
E-mail: http://www.equiserve.com

Corporate Offices

eFunds Corporation
Gainey Center II, Suite 300
8501 North Scottsdale Road
Scottsdale, Arizona 85253
480-629-7700

Financial Information on the Internet

This annual report is also available on www.efunds.com, where you will find other information about eFunds.

Forward-Looking Statements

We use "forward-looking statements," as defined in the Private Securities Reform Act of 1995, in this year's annual report. These statements typically address management's present expectations about future performance and typically include wording such as "should result," "expect," "believe," "anticipate," "estimate" or similar expressions. Because of the unavoidable risks and uncertainties of predicting the future, eFunds' actual results may vary from management's current expectations. These variations may be significant and may not always be positive. Additional information about factors that may affect our current estimates appears in our Form 10-K filed with the Securities and Exchange Commission.

Executive Leadership Team



J.A. Blanchard III
Chairman of the Board
and Chief Executive Officer



Dr. Nikhil Sinha
Executive Vice President,
Global Sales, Marketing
and Product Management



Paul H. Bristow
Executive Vice President
and Chief Financial Officer



Paul W. Finch
Executive Vice President,
Systems and Operations



Colleen M. Adstedt
Senior Vice President,
Human Resources and
Administration



Steven F. Coleman
Senior Vice President,
General Counsel and
Secretary



William J. Hammel
Senior Vice President,
Product Management



Jerry K. Lester
Senior Vice President,
Business Development

E·FUNDS℠

Corporate Offices
eFunds Corporation
Gainey Center II, Suite 300
8501 North Scottsdale Road
Scottsdale, Arizona 85253
480-629-7700